     As filed with the Securities and Exchange Commission on March 4, 2002
                                                      Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933

                               -----------------

                                  KYPHON INC.
            (Exact name of Registrant as specified in its charter)

                               -----------------

           Delaware                         3841                   77-0366069
(State or other jurisdiction of (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification Number)

       1350 Bordeaux Drive, Sunnyvale, California 94089, (408) 548-6500 (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               -----------------

                                Gary L. Grenter
                            Chief Executive Officer
                                  Kyphon Inc.
       1350 Bordeaux Drive, Sunnyvale, California 94089, (408) 548-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               -----------------

                                  Copies to:
                David J. Saul, Esq.          Laura A. Berezin, Esq.
              Peter S. Heinecke, Esq.          Cooley Godward LLP
             Philip H. Oettinger, Esq.        Five Palo Alto Square
          Wilson Sonsini Goodrich & Rosati     3000 El Camino Real
              Professional Corporation     Palo Alto, California 94306
                 650 Page Mill Road              (650) 843-5000
            Palo Alto, California 94304
                   (650) 493-9300

                               -----------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                      Proposed
                                                       Maximum       Amount of
             Title of Each Class of                   Aggregate     Registration
           Securities to be Registered            Offering Price(1)     Fee
--------------------------------------------------------------------------------
Common Stock $0.001 par value....................    $86,250,000       $7,935(2)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act.

(2) $15,180 was previously paid by the registrant on October 18, 2000 pursuant to Rule 457(o) of the Securities Act in connection with the filing of a registration statement on Form S-1 that was subsequently withdrawn.
                               -----------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  Subject to completion, dated March 4, 2002

 ____ __ Shares
                                        [LOGO] KYPHON
 KYPHON INC.

 Common Stock

 $______ per share
--------------------------------------------------------------------------------

 .  Kyphon Inc. is offering __________  .  This is our initial public
    shares.                                offering, and no public market
                                           currently exists for our shares.

 .  We anticipate that the initial      .  Proposed trading symbol: Nasdaq
    public offering price will be          National Market - KYPH
    between $ ______ and $ per share.

                               -----------------

This investment involves risk. See "Risk Factors" beginning on page 5.

================================================================================

                                                              Per Share Total
                                                              --------- -----
  Public offering price......................................     $       $
  Underwriting discount......................................     $       $
  Proceeds to Kyphon Inc.....................................     $       $

================================================================================

The underwriters have a 30-day option to purchase up to ______ additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

U.S. Bancorp Piper Jaffray

                     Banc of America Securities LLC

                                                       Bear, Stearns & Co. Inc.

                 The date of this prospectus is ______, 2002.

                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----
      Summary........................................................   1
      Risk Factors...................................................   5
      Information Regarding Forward-Looking Statements...............  12
      Use of Proceeds................................................  13
      Dividend Policy................................................  13
      Capitalization.................................................  14
      Dilution.......................................................  15
      Selected Financial Data........................................  17
      Management's Discussion and Analysis of Financial Condition and
      Results of Operations..........................................  18
      Business.......................................................  25
      Management.....................................................  41
      Related Party Transactions.....................................  52
      Principal Stockholders.........................................  53
      Description of Capital Stock...................................  55
      Shares Eligible for Future Sale................................  58
      Underwriting...................................................  60
      Legal Matters..................................................  63
      Experts........................................................  63
      Where You Can Find More Information............................  63
      Index to Consolidated Financial Statements..................... F-1

                               -----------------

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

                                    SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, the financial statements and the related notes appearing elsewhere in this prospectus.

Our Business

We develop medical devices for orthopedic applications using our proprietary balloon technology. Our initial marketing focus is on surgeons who repair spine fractures caused by osteoporosis, a disease characterized by bone deterioration. These fractures are the most common type of spine fracture. Our first commercial products, comprising our KyphX instruments, provide surgeons with tools to help repair a fracture during minimally-invasive spine surgeries. Alternative treatments include highly-invasive surgical procedures as well as therapies designed simply to manage pain rather than to repair the spine fracture.

In January 1999, we initiated limited direct sales of our KyphX instruments to several major medical centers. In May 2000, we commenced full commercial introduction of our KyphX instruments in the United States. From our inception through December 31, 2001, we recognized approximately $42.4 million in revenue from the sale of our instruments and incurred approximately $44.7 million in losses. As of December 31, 2001, we had trained 1,485 physicians in the United States, Europe and Korea in the use of our KyphX instruments and these physicians had used our instruments in over 10,000 surgeries.

The KyphX instruments we currently market consist of the KyphX Inflatable Bone Tamp, the KyphX Inflation Syringe, the KyphX Bone Access System and the KyphX Bone Filler Device. The KyphX Inflatable Bone Tamp, our proprietary balloon, has received clearance from the U.S. Food and Drug Administration for use as a conventional bone tamp to help repair fractures in specific sites in the spine, hand, leg, arm and heel. The KyphX Inflation Syringe is a 510(k)-cleared product that we currently obtain from a contract supplier. We believe that we are not required to obtain FDA clearance for the other KyphX products that we currently market as manual orthopedic surgical instruments. We also have obtained CE Mark for our products, which allows us to sell them in Europe.

Our Target Market

Each year, there are approximately 700,000 spine fractures due to osteoporosis in the United States. Of these, approximately 260,000 fractures are diagnosed, and most are treated with bed rest, pain medication and back braces. These fractures result in approximately 150,000 hospitalizations costing over $1.6 billion annually. In the United States, 16% of women and five percent of men over the age of 50 have one or more diagnosed spine fractures caused by osteoporosis. These fractures can result in an increased risk of death, significant pain, reduced respiratory function and impaired quality of life.

When treating a patient with a spine fracture, an orthopedic surgeon's primary objective is to repair the fracture by returning the bone to its pre-fracture position. Osteoporotic spine fractures are difficult to repair because the bone has deteriorated. Conventional surgical procedures are highly invasive, and metal instruments used in these procedures are not optimally designed to manipulate deteriorated bone. Pain-management therapies, including medication, bed rest and back braces, cannot repair spine fractures, but treat only the symptoms of the fracture. An interventional pain-management therapy, commonly referred to as vertebroplasty, is not designed to repair the fracture, but instead freezes the fractured bone in its compressed position to reduce pain.

KyphX Instruments for Use During Minimally-Invasive Spine Surgery

Spine fracture surgeries using our KyphX instruments are minimally invasive and involve the insertion of two of our disposable proprietary balloon devices into the fractured bone. The surgeon inflates our balloons to compact and move the deteriorated bone. As a result of the inflation of the balloons, the collapse caused by the fracture may be reversed. The balloons are then removed, and the newly-created cavity is filled with the surgeon's choice of bone filler material, stabilizing the fractured area. We do not sell or recommend any particular material for filling the void created by the use of our instruments. We intend to seek regulatory approval this year to initiate a clinical study designed to support FDA approval for the use of bone cement as a bone filler material in conjunction with our cleared KyphX instruments in a specific minimally-invasive spine procedure.

We believe that use of our KyphX instruments during minimally-invasive spine surgery leads to significant patient benefits, including the following:

     .    restoration of collapsed vertebrae;

     .    reduction of spine deformities;

     .    reduction of pain; and

     .    enhanced quality of life.

Although our KyphX Bone Tamp has been cleared by the FDA, before we can promote and market any benefits resulting from a specific procedure using our KyphX instruments, we must document these benefits in clinical studies and receive additional FDA approvals or clearances.

We are adapting our products for orthopedic applications in the wrist. Our goal is to establish our proprietary balloon technology as the standard of care in orthopedic applications.

As of December 31, 2001, we had 12 U.S. issued patents, eight issued foreign patents, 32 pending U.S. patent applications and 74 pending foreign applications.

The Offering
Common stock offered by us.............. ________ shares
Common stock outstanding after the
  offering.............................. ________ shares
Offering price.......................... $________ per share
Use of proceeds......................... We intend to use the net proceeds from this offeringto repay outstanding
                                         convertible promissory notes, forsales
                                         and marketing initiatives, for
                                         clinical studies andreimbursement
                                         efforts, for product research
                                         anddevelopment and for general
                                         corporate purposes. For more detailed
                                         information, see "Use of Proceeds."
Proposed Nasdaq National Market symbol.. KYPH

The number of shares of common stock to be outstanding after the offering is based on 29,121,411 shares outstanding as of January 31, 2002 and excludes:

     . 6,836,297 shares issuable upon exercise of outstanding options under our 1996 Stock Option Plan at a weighted average exercise price of $0.86 per share;

     . 43,360 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.04 per share;

     . 3,450,000 shares to be reserved for future issuance under our 2002 Stock Plan, 2002 Employee Stock Purchase Plan and 2002 Director Option Plan;

     . ______ shares issuable pursuant to the automatic conversion of a convertible promissory note held by J & A Group, LLC, at an assumed initial public offering price of $____ per share; and

     . ______ shares issuable upon exercise of warrants related to outstanding convertible promissory notes, based upon an assumed initial public offering price of $____ per share.

Except as otherwise noted, all information in this prospectus:

     . assumes no exercise of the underwriters' over-allotment option to purchase up to ___________ shares; and

     . reflects the conversion of all of our shares of outstanding preferred stock into 26,291,288 shares of our common stock immediately prior to the completion of this offering.

Corporate Information

We were incorporated in Delaware in January 1994 and commenced operations in September 1996. Our principal executive offices are located at 1350 Bordeaux Drive, Sunnyvale, California 94089, and our telephone number is (408) 548-6500. Our Internet address is www.kyphon.com. The information contained on our website is not part of this prospectus.

Kyphon(TM), KyphX(TM) and the Kyphon logo are our trademarks. All other trademarks or service marks appearing in this prospectus are the property of their respective companies.

Summary Financial Data
(in thousands, except share and per share data)

The following table sets forth our summary financial data. This data has been derived from our consolidated financial statements for the years ended December 31, 1999, 2000 and 2001, and as of December 31, 2001 included elsewhere in this prospectus. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                          Years Ended December 31,
                                                                     ---------------------------------
                                                                       1999       2000        2001
                                                                     --------  ----------  -----------
Consolidated Statements of Operations Data:
Net sales........................................................... $    261  $    6,076  $    36,073
Cost of goods sold..................................................      519       3,606        8,108
                                                                     --------  ----------  -----------
Gross profit (loss).................................................     (258)      2,470       27,965
Operating expenses:
   Research and development.........................................    1,996       4,516        7,859
   Sales and marketing..............................................    1,264      11,399       27,891
   General and administrative.......................................    1,875       5,343        9,720
                                                                     --------  ----------  -----------
       Total operating expenses.....................................    5,135      21,258       45,470
Loss from operations................................................   (5,393)    (18,788)     (17,505)
Other and interest income (expense), net............................      222       1,086         (309)
                                                                     --------  ----------  -----------
Net loss............................................................ $ (5,171) $  (17,702) $   (17,814)
                                                                     ========  ==========  ===========
Net loss per common share, basic and diluted........................ $ (12.96) $   (15.55) $     (9.06)
                                                                     ========  ==========  ===========
Weighted-average shares used in computing net loss per common share,
  basic and diluted.................................................  399,150   1,138,547    1,966,828
                                                                     ========  ==========  ===========
Pro forma net loss per common share, basic and diluted (unaudited)..                       $     (0.63)
                                                                                           ===========
Weighted-average shares used in computing pro forma net loss per
  common share, basic and diluted (unaudited).......................                        28,258,116
                                                                                           ===========

In the pro forma as adjusted column of the balance sheet data below, we have adjusted the balance sheet data as of December 31, 2001, to reflect the conversion of preferred stock into common stock upon the closing of this offering and to give effect to our receipt of the estimated net proceeds of $______ million from the sale of ______ shares of common stock we are offering for sale under this prospectus at an assumed initial public offering price of $______ per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                      As of December 31, 2001
                                                                      -----------------------
                                                                                   Pro Forma
                                                                       Actual     As Adjusted
                                                                      --------    -----------
                                                                                  (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents............................................ $  3,352        $
Working capital (deficit)............................................   (5,623)
Total assets.........................................................   18,287
Convertible promissory notes.........................................   12,000
Long-term obligations, net...........................................       43
Convertible preferred stock..........................................   38,024
Deferred stock-based compensation, net...............................  (16,082)
Total stockholders' equity (deficit).................................  (37,667)

                                 RISK FACTORS

You should carefully consider the risks described below before participating in this offering. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

Unless we obtain additional FDA approvals, we will not be able to promote the use of our instruments in specific surgical procedures or the benefits of any surgical procedures using our instruments in the United States, and our ability to grow our business could be harmed.

In October 2000, we received a warning letter from the FDA challenging the promotional claims that we were making for our KyphX instruments. It was the FDA's position that our regulatory clearance for the KyphX Inflatable Bone Tamp did not permit us to promote the product for use in any specific sites in the body, or for any specific surgical procedures. The FDA also stated that we could not promote any clinical benefits of surgical procedures using our instruments until we obtained additional regulatory approvals related to the benefits. After discussions and correspondence with the FDA, we agreed to abide by these restrictions and revised our promotional campaign accordingly. Subsequently, we obtained an additional clearance to promote the KyphX Inflatable Bone Tamp specifically for use as a conventional bone tamp in the reduction of fractures and/or creation of a void in cancellous bone in the spine, hand, tibia, radius and calcaneus. Until we conduct appropriate clinical studies supporting the use of bone cement as a bone filler material for use in the spine and documenting the clinical benefits of procedures using our instruments, if any, and receive prior FDA approval, we will not be allowed to promote our instruments for any treatment benefits or promote, or train physicians in performing, specific procedures using our instruments. If we fail to obtain these additional necessary regulatory approvals, our ability to generate revenues will be harmed.

In the United States, we are not permitted to promote, or train physicians in, the use of our KyphX instruments with bone cement in the spine, unless we obtain additional FDA approvals.

As the FDA's position is that we may not train physicians about specific procedures in the spine, we limit our training and education of physicians to the specialized skills involved in the proper use of our instruments. Although physicians may use our instruments with bone filler material of their choice, including bone cement, the FDA has taken the position that we cannot promote the use of bone cement, or train surgeons to use bone cement, with our instruments unless bone cement is specifically approved for use in the spine with our instruments. We instruct our trainers, both physician faculty consultants and employees, not to discuss the use of any bone filler material, including bone cement, with our instruments. However, they may respond to questions about bone cement that are raised by physician participants during a training program. Although we believe our training methods are proper, if the FDA determines that our training constitutes promotion of an unapproved use, they can request that we modify our training or subject us to regulatory enforcement actions, including the issuance of a warning letter or other sanctions.

If we are unable to initiate and complete a clinical study to support regulatory approval to market the use of bone cement for use with our instruments in spine fracture surgery or to document resulting benefits, our future competitive position and revenue will be harmed.

We intend to seek regulatory approval this year to initiate a clinical study designed to support FDA approval for the use of bone cement as a bone filler material in conjunction with our cleared instruments in a specific minimally-invasive spine procedure. However, there are many risks associated with conducting the clinical study, including our ability to:

     . identify an appropriate supplier of bone cement to be used in the study;

     .    negotiate a long-term contract with the supplier;

     .    obtain FDA approval of our study protocol;

     .    enroll patients;

     .    avoid adverse patient outcomes; and

     .    demonstrate safety and efficacy.

Any of these factors could delay, limit or prevent our successful completion of a clinical study and our regulatory approval. If we are unable to obtain FDA approval for the use of bone cement with our KyphX instruments in spine surgery, our future competitive position and revenues will be harmed.

Our failure to obtain or maintain necessary regulatory clearances or approvals could hurt our ability to commercially distribute and market our KyphX instruments.

Our KyphX instruments are considered medical devices and are subject to extensive regulation in the United States and in foreign countries where we intend to do business. Unless an exemption applies, each medical device that we wish to market in the United States must first receive either 510(k) clearance or premarket approval from the FDA. The FDA's 510(k) clearance process usually takes from three to 12 months, but may take longer. The premarket approval process generally takes from one to three years from the time the application is filed with the FDA, but it can be significantly longer and can be significantly more expensive than the 510(k) clearance process. Although we have obtained 510(k) clearance for the KyphX Inflatable Bone Tamp to help repair fractures in specific sites in the spine, hand, leg, arm and heel, our 510(k) clearance can be revoked if safety or effectiveness problems develop. We also may be required to obtain 510(k) clearance or premarket approval to market additional instruments or for new indications for our KyphX instruments. Before we can market any bone cement product for use with our instruments in spine surgery, we must first obtain regulatory approval. We cannot be certain that we would obtain 510(k) clearance or premarket approval in a timely manner or at all. Delays in obtaining clearances or approvals will adversely affect our revenue and future profitability.

Modifications to our marketed devices may require new 510(k) clearances or premarket approvals or may require us to cease marketing or recall the modified devices until clearances are obtained.

Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or, possibly, premarket approval. The FDA requires every manufacturer to make this determination in the first instance, but the FDA can review any manufacturer's decision. We have modified aspects of our KyphX instruments, but we believe that new 510(k) clearances are not required. The FDA may not agree with any of our decisions not to seek new clearances or approvals. If the FDA requires us to seek 510(k) clearance or premarket approval for any modification to a previously cleared instrument, we may be required to cease marketing or to recall the modified device until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

If we fail to comply with Quality System regulations, our manufacturing operations could be delayed, and our product sales and profitability could suffer.

Our manufacturing processes and those of our suppliers are required to comply with the FDA's Quality System regulations, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our instruments. The FDA enforces its Quality System regulations through periodic unannounced inspections. We have never been through a Quality System inspection, and we cannot assure you that we would pass. If we fail a Quality System inspection, our operations could be disrupted and our manufacturing delayed. Failure to take adequate corrective action in response to an adverse Quality System inspection could force a shut-down of our manufacturing operations and a recall of our instruments, which would cause our instrument sales and business to suffer.

We have limited operating experience and a history of net losses and may never achieve or maintain profitability.

We have a limited operating history upon which you can evaluate our business. We commenced commercial sales of our KyphX instruments in May 2000. We have incurred losses every year since we began operations. In particular, we incurred losses of $5.2 million in 1999, $17.7 million in 2000 and $17.8 million in 2001. As of December 31, 2001, we had an accumulated deficit of approximately $44.7 million. Even if we are able to generate significant revenues from our instrument sales, we will continue to have operating losses based on our plans to expand our sales force, both domestically and internationally, and devote substantial resources to our continuing research and development efforts and clinical studies. It is possible that we will never generate sufficient revenues from instrument sales to achieve profitability.

If physicians are unable to obtain sufficient levels of reimbursement for the procedures in which our instruments are used, our instruments may not be widely adopted.

Widespread adoption of our instruments by the medical community is unlikely to occur if physicians do not receive sufficient reimbursement from payors for their services in performing the procedures using our instruments. Currently, there is no specific procedure code under which reimbursement to physicians is available for procedures performed using our KyphX instruments. Until a specific code is granted, physician reimbursement may be unavailable or difficult to obtain in some states. In some cases, physicians performing a procedure using our instruments have not been reimbursed. In the absence of a specific procedure code, payors, including large insurance companies and Medicare, may refuse to reimburse physicians for their services associated with procedures using our instruments. In particular, there are four states, Illinois, Michigan, Minnesota and Wisconsin, where Medicare medical directors have refused to provide physician reimbursement, and we do not expect these states to consider reimbursement without additional data. In addition, reimbursement differs from state to state, and some states may not reimburse for a procedure in an adequate amount, if at all. If physicians are unable to obtain adequate reimbursement for procedures in which our KyphX instruments are used, we may be unable to sell our instruments and our business could suffer.

Adverse changes in reimbursement procedures by domestic and international payors may impact our ability to market and sell our instruments.

Even if the use of our instruments is reimbursed by private payors and Medicare, adverse changes in payors' policies toward reimbursement for the procedure would harm our ability to market and sell our instruments. We are unable to predict what changes will be made in the reimbursement methods used by payors. We cannot be certain that under prospective payment systems, such as those utilized by Medicare, and in many managed care systems used by private health care payors, the cost of our instruments will be justified and incorporated into the overall cost of the procedure.

Even if we fulfill international regulatory requirements to market our instruments, our success will be partly dependent upon the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country and include both government-sponsored health care and private insurance. In addition, health care cost containment efforts similar to those we face in the United States are prevalent in many of the other countries in which we intend to sell our instruments, and these efforts are expected to continue. Although we intend to seek international reimbursement approvals, we may not obtain approvals in a timely manner, if at all.

To be commercially successful, we will have to convince physicians that using our instruments to repair spine fractures is an effective alternative to existing therapies and treatments.

We believe that physicians will not widely adopt our instruments unless they determine, based on experience, clinical data and published peer reviewed journal articles, that the use of our KyphX instruments provides an effective alternative to conventional means of treating spine fractures. Patient studies or clinical experience may indicate that treatment with our instruments does not provide patients with sustained benefits. Further, because some of the data has been produced in studies that involve small patient groups, the data may not be reproduced in wider patient populations. In addition, we believe that continued recommendations and support for the use of KyphX instruments by influential physicians are essential for widespread market acceptance. If our KyphX instruments do not continue to receive support from these physicians or from long-term data, surgeons may not use, and hospitals may not purchase, our instruments.

Because injuries that occur during spine surgery can be significant, we are subject to an increased risk of product liability lawsuits. If we are sued in a product liability action, we could be forced to pay substantial damages.

We manufacture medical devices that are used on patients in spine surgery procedures. Spine surgery involves significant risk of serious complications, including bleeding, nerve injury, paralysis and death.
Consequently, companies that produce instruments for use in the spine are subject to a significant risk of product liability litigation. If our instruments are found to have caused or contributed to any injury, we could be held liable for substantial damages, and our current product liability coverage limits may not be adequate to protect us from any liabilities we might incur. In addition, we may require increased product liability coverage if sales of our instruments increase. Product liability insurance is expensive and may not be available to us in the future on acceptable terms, if at all.

Our reliance on suppliers could limit our ability to meet demand for our products in a timely manner or within our budget.

We are dependent upon outside suppliers to provide us with our KyphX Inflation Syringe, as well as other key components necessary for the manufacture of our products. Because we obtain components through purchase orders rather than long-term supply agreements and generally do not maintain large volumes of inventory, the disruption or termination of the supply of components could lead to:

     . a significant increase in manufacturing costs associated with the need to obtain replacement components;

     . our inability to meet demand for our instruments, which could lead to customer dissatisfaction and damage our reputation; and

     . delays associated with regulatory qualifications required for use of replacement suppliers.

Any one of these results could harm our sales and profits and make it difficult to meet our business goals.

If we do not effectively manage our growth, our existing infrastructure may become strained, and we will be unable to increase sales of our KyphX instruments or generate significant revenue growth.

Our sales force has increased from 31 employees in October 2000 to 86 employees in February 2002. The growth that we have experienced, and in the future may experience, provides challenges to our organization, requiring us to rapidly expand our personnel and manufacturing operations. We may not be able to hire sufficient personnel to meet our growth goals. As a result, our failure to recruit additional sales personnel may result in our inability to meet our projections. Future growth may strain our infrastructure, operations, product development and other managerial and operating resources. If our business resources become strained, we may not be able to deliver instruments in a timely manner.

Because we face significant competition from other medical device companies with greater resources than we have, we may be unable to maintain our competitive position and sales of our instruments may decline.

The market for medical devices is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Our industry also includes large pharmaceutical companies that are developing drug products that may reduce the incidence of osteoporosis and, therefore, the market for our instruments. Our ability to compete successfully depends in part on our ability to respond quickly to medical and technological change and user preference through the development and introduction of new products that are of high quality and that address patient and surgeon requirements. We compete with many larger companies that enjoy several competitive advantages, including:

     .    established distribution networks;

     .    established relationships with health care providers and payors;

     . additional lines of products, and the ability to bundle products to offer higher discounts or other incentives to gain a competitive advantage; and

     . greater resources for product development, sales and marketing and patent litigation.

At any time, other companies may develop additional competitive products. If we are unable to compete effectively against existing or future competitors, sales of our instruments will decline.

The amount that we raise in this offering may not be adequate, and we may be unable to obtain future capital on satisfactory terms.

We may require financing in addition to the net proceeds of this offering. We cannot assure you that additional financing will be available on a timely basis on terms acceptable to us, or at all, or that any financing will not be dilutive to stockholders. If adequate funds are not available, we may have to delay development or commercialization of our instruments or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize for ourselves. We also may have to reduce the marketing, customer support or other resources devoted to our instruments.

If we are unable to prevent third parties from using our intellectual property, our ability to compete in the market will be harmed.

We believe that the proprietary technology embodied in our instruments and methods gives us a competitive advantage. Maintaining this competitive advantage is important to our future success. We rely on patent protection, as well as on a combination of copyright, trade secret and trademark laws, to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our patents may be challenged, invalidated or circumvented by third parties. Our patent applications may not issue as patents at all or in a form that will be advantageous to us. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors, former employees and current employees, despite the existence of nondisclosure and confidentiality agreements and other contractual restrictions. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. If our intellectual property rights are not adequately protected, we may be unable to keep other companies from competing directly with us, which could result in a decrease in our market share. Enforcement of our intellectual property rights to prevent or inhibit appropriation of our technology by competitors can be expensive and time-consuming to litigate or otherwise dispose of and can divert management's attention from carrying on with our core business.

Our instruments could infringe on the intellectual property rights of others, which may lead to costly litigation, payment of substantial damages or royalties and/or our inability to use essential technologies.

The medical device industry has been characterized by extensive litigation and administrative proceedings regarding patents and other intellectual property rights. Whether an instrument infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Our competitors may assert that our instruments and methods infringe their patents. In addition, they may claim that their patents have priority over ours because their patents issued first. Because patent applications can take many years to issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our instruments or methods may infringe. There could also be existing patents that one or more of our instruments or methods may inadvertently be infringing of which we are unaware. As the number of competitors in the market for minimally-invasive spine disorder treatments grows, the possibility of a patent infringement claim against us increases.

Infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate or otherwise dispose of and can divert management's attention from carrying on with our core business. In addition, if we lose an intellectual property litigation matter, a court could require us to pay substantial damages and/or royalties and/or prohibit us from using essential technologies. Also, although we may seek to obtain a license under a third party's intellectual property rights to bring an end to any claims or actions asserted or threatened against us, we may not be able to obtain a license on reasonable terms or at all.

Risks Related to this Offering

Our principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders will together control approximately ______% of our outstanding common stock. If these stockholders act together, they will be able to control our management and affairs in all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interest of our other stockholders.

Anti-takeover provisions in our certificate of incorporation, our bylaws and Delaware law could discourage a takeover.

Provisions of our certificate of incorporation, bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. See "Management--Board of Directors" and "Description of Capital Stock--Anti-takeover Effects of Provisions of Our Charter and Bylaws" and "--Section 203 of the General Corporation Law of the State of Delaware."

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following this offering could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease the price. There will be approximately 29,121,411 additional shares of common stock eligible for sale beginning 180 days after the effective date of this prospectus upon the expiration of lock-up arrangements between our stockholders and underwriters.

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

Prior to this offering, there has been no public market for shares of our common stock. An active public trading market may not develop following completion of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will be determined by negotiation between the underwriters and us. This price will not necessarily reflect the market price of the common stock following this offering. The market price of the common stock following this offering will be affected by a number of factors, including:

     . regulatory or reimbursement developments in the United States or other countries;

     .    product liability claims or other litigation;

     . the announcement of new products or product enhancements by us or our competitors;

     .    quarterly variations in our or our competitors' results of operations;

     . changes in earnings estimates or recommendations by securities analysts;

     .    developments in our industry; and

     . general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

New investors will experience immediate and substantial dilution in the value of their common stock following this offering.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value. If the holders of outstanding options exercise those options, you will incur further dilution. See "Dilution."

               INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," may contain forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. We believe that the section entitled "Risk Factors" includes all material risks that could harm our business. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section of this prospectus.

Potential investors should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of the ______ shares of common stock that we are selling in this offering will be approximately $______ million based on an assumed initial public offering price of $______ per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $______ million.

Of the net proceeds that we will receive from this offering, we expect to use approximately:

     . $13.3 million for repayment of outstanding convertible promissory notes, plus accrued interest;

     . $27.0 million for sales and marketing initiatives to support the ongoing commercialization of our KyphX instruments;

     . $2.0 million for support of clinical studies and reimbursement efforts; and

     .    $3.0 million for product research and development.

We intend to use the remainder of the net proceeds for general corporate purposes. We may also use a portion of the net proceeds for potential strategic acquisitions and investments in third parties. However, we currently do not have any specific plans or agreements with regard to acquisitions or investments. The amounts actually expended for these purposes may vary significantly and will depend upon a number of factors, including the amount of our future revenues, expenses and the other factors described under "Risk Factors." Pending these uses, we intend to invest the net proceeds of this offering primarily in short-term, investment-grade, interest-bearing instruments.

                                DIVIDEND POLICY

Since our incorporation, we have never declared or paid any cash dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2001. It also sets forth our capitalization:

     . on a pro forma basis to give effect to the automatic conversion of our preferred stock into 26,291,288 shares of common stock immediately prior to the completion of this offering; and

     . on a pro forma as adjusted basis to give effect to the conversion of our preferred stock into common stock and to reflect our receipt of the net proceeds from the sale of ________ shares of common stock at an assumed initial public offering price of $________ per share, less underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                                  As of December 31, 2001
                                                                             ---------------------------------
                                                                                                    Pro Forma
                                                                              Actual     Pro Forma As Adjusted
                                                                             --------    --------- -----------
                                                                             (in thousands, except share data)
                                                                                              (unaudited)
Long-term obligations....................................................... $     43    $     43      $
                                                                             --------    --------      --
Convertible preferred stock, $0.001 par value; 26,438,116 shares authorized, actual; 5,000,000 shares authorized, pro forma and pro forma as adjusted;
  26,291,288 shares issued and outstanding, actual; no shares issued and
  outstanding, pro forma and pro forma as adjusted..........................   38,024          --
                                                                             --------    --------      --
Stockholders' equity (deficit):
 Common stock, $0.001 par value; 40,000,000 shares authorized, actual;
   120,000,000 shares authorized, pro forma and pro forma as adjusted;
   2,330,158 shares issued and outstanding, actual; 28,621,446 shares
   issued and outstanding, pro forma;         shares issued and
   outstanding, pro forma as adjusted.......................................        2          29
Additional paid-in capital..................................................   23,122      61,119
Deferred stock-based compensation, net......................................  (16,082)    (16,082)
Accumulated other comprehensive loss........................................      (17)        (17)
Accumulated deficit.........................................................  (44,692)    (44,692)
                                                                             --------    --------      --
   Total stockholders' equity (deficit).....................................  (37,667)        357
                                                                             --------    --------      --
       Total capitalization................................................. $    400    $    400      $
                                                                             ========    ========      ==

The outstanding share information in the table above is based on the number of shares of our common stock outstanding as of December 31, 2001. This table excludes:

     . 7,326,218 shares issuable upon exercise of outstanding options under our 1996 Stock Option Plan at a weighted average exercise price of $0.83 per share;

     . 43,360 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.04 per share;

     . 3,450,000 shares to be reserved for issuance under our 2002 Stock Plan, 2002 Employee Stock Purchase Plan and 2002 Director Option Plan;

     . ______ shares issuable pursuant to the automatic conversion of a convertible promissory note held by J & A Group, LLC, at an assumed initial public offering price of $______ per share; and

     . ______ shares issuable upon exercise of warrants related to outstanding convertible promissory notes, based upon an assumed initial public offering price of $______ per share.

This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

                                   DILUTION

The pro forma net tangible book value of our common stock as of December 31, 2001 was approximately $357,000, or $0.01 per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into common stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately afterwards. After giving effect to the sale of ______ shares of our common stock in this offering at an assumed initial public offering price of $______ per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value will be $______ million, or approximately $______ per share. This represents an immediate increase in net tangible book value of $______ per share to existing stockholders and an immediate dilution in net tangible book value of $______ per share to new investors purchasing our common stock in this offering.

The following table illustrates the per share dilution to new investors:

Assumed initial public offering price per share...............................................          $
                                                                                                        --
   Pro forma net tangible book value per share as of December 31, 2001........................ $0.01
   Increase in pro forma net tangible book value per share attributable to this offering......
                                                                                               -----
Pro forma net tangible book value per share after this offering...............................
                                                                                                        --
Dilution per share to new investors...........................................................          $
                                                                                                        ==

Assuming the exercise in full of all options and warrants outstanding and exercisable as of December 31, 2001, the average price per share paid by our existing stockholders would be reduced by $______ per share to $______ per share.

The following table sets forth, on a pro forma basis as of December 31, 2001, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by the new investors, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $______ per share.

                           Shares Purchased  Total Consideration
                          -----------------  ------------------  Average Price
                            Number   Percent   Amount    Percent   Per Share
                          ---------- ------- ----------- ------- -------------
 Existing stockholders... 28,621,446     %   $39,792,995     %       $1.39
 New investors...........                %                   %       $
                          ----------  ----   -----------  ----
    Total................              100%  $             100%
                          ==========  ====   ===========  ====

If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately ___% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to __________, or approximately ____% of the total number of shares of our common stock outstanding after this offering.

The calculations above assume no exercise of options or warrants after December 31, 2001. The number of shares of our common stock outstanding as of December 31, 2001 excludes:

     . 7,326,218 shares issuable upon exercise of outstanding options under our 1996 Stock Option Plan at a weighted average exercise price of $0.83 per share;

     . 43,360 shares issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.04 per share;

     . 3,450,000 shares to be reserved for issuance under our 2002 Stock Plan, 2002 Employee Stock Purchase Plan and 2002 Director Option Plan;

     . _________ shares issuable pursuant to the automatic conversion of a convertible promissory note held by J&A Group, LLC, at an assumed initial public offering price of $_______ per share; and

     . _________ shares issuable upon exercise of warrants related to outstanding convertible promissory notes, based upon an assumed initial public offering price of $_______ per share.

                            SELECTED FINANCIAL DATA

We were incorporated in Delaware in January 1994 and commenced operations in September 1996. From 1994 until 1996, our activities focused on raising capital. From 1996 until 1998, our activities focused on development of our KyphX instruments. The following consolidated statements of operations data for the years ended December 31, 1999, 2000 and 2001 and consolidated balance sheet data as of December 31, 2000 and 2001 have been derived from our audited consolidated financial statements and the related notes, which are included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1997, 1998 and 1999 were derived from our audited financial statements, which do not appear in this prospectus. When you read this selected financial data, it is important that you also read the historical consolidated financial statements and related notes included in this prospectus, as well as the section of this prospectus related to "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

                                                                             Years Ended December 31,
                                                              -----------------------------------------------------
                                                                1997      1998      1999       2000        2001
                                                              --------  --------  --------  ----------  -----------
                                                                 (in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales.................................................... $     --  $     --  $    261  $    6,076  $    36,073
Cost of goods sold...........................................       --        --       519       3,606        8,108
                                                              --------  --------  --------  ----------  -----------
Gross profit (loss)..........................................       --        --      (258)      2,470       27,965
Operating expenses:
    Research and development.................................      763     1,694     1,996       4,516        7,859
    Sales and marketing......................................       --        87     1,264      11,399       27,891
    General and administrative...............................      384       872     1,875       5,343        9,720
                                                              --------  --------  --------  ----------  -----------
       Total operating expenses..............................    1,147     2,653     5,135      21,258       45,470
Loss from operations.........................................   (1,147)   (2,653)   (5,393)    (18,788)     (17,505)
Other and interest income (expense), net.....................        3        10       222       1,086         (309)
                                                              --------  --------  --------  ----------  -----------
Net loss..................................................... $ (1,144) $ (2,643) $ (5,171) $  (17,702) $   (17,814)
                                                              ========  ========  ========  ==========  ===========
Net loss per common share, basic and diluted................. $(716.00) $ (14.11) $ (12.96) $   (15.55) $     (9.06)
                                                              ========  ========  ========  ==========  ===========
Weighted-average shares used in computing net loss per common
 share, basic and diluted....................................    1,598   187,316   399,150   1,138,547    1,966,828
                                                              ========  ========  ========  ==========  ===========
Pro forma net loss per common share, basic and diluted
 (unaudited).................................................                                           $     (0.63)
                                                                                                        ===========
Weighted-average shares used in computing pro forma net loss
 per common share, basic and diluted (unaudited).............                                            28,258,116
                                                                                                        ===========

                                                                                As of December 31,
                                                              -----------------------------------------------------
                                                                1997      1998      1999       2000        2001
                                                              --------  --------  --------  ----------  -----------
                                                                 (in thousands, except share and per share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments............ $  2,366  $  8,123  $ 25,318  $    8,898  $     3,352
Working capital (deficit)....................................    2,103     7,632    24,725      10,213       (5,623)
Total assets.................................................    2,507     8,637    26,292      15,195       18,287
Convertible promissory notes.................................       --        --        --          --       12,000
Long-term obligations, net...................................       95       308       209         132           43
Convertible preferred stock..................................    3,479    11,718    34,156      38,024       38,024
Deferred stock-based compensation, net.......................       --        --      (768)     (6,781)     (16,082)
Total stockholders' deficit..................................   (1,352)   (3,917)   (9,014)    (25,134)     (37,667)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of selected factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. We believe that the section entitled "Risk Factors" includes all material risks that could harm our business.

Overview

We develop medical devices for orthopedic applications using our proprietary balloon technology. From inception in 1994 until 1998, our operations consisted primarily of start-up activities, including development of our KyphX instruments, recruiting personnel and raising capital. Currently, our KyphX instruments consist of our KyphX Inflatable Bone Tamp, KyphX Inflation Syringe, KyphX Bone Access Systems and KyphX Bone Filler Device. We have obtained clearance from the U.S. Food and Drug Administration, or FDA, for our KyphX Inflatable Bone Tamp to help repair fractures in specific sites in the spine, hand, leg, arm and heel. We believe that we are not required to obtain FDA clearance for our other KyphX products when promoted and sold as manual orthopedic surgical instruments. In May 2000, we commenced full commercial introduction of our KyphX instruments. From inception to December 31, 2001, we recognized $42.4 million in revenue from sales of our products. As of December 31, 2001, we had trained 1,485 physicians in the United States, Europe and Korea in the use of our KyphX instruments and these physicians had used our instruments in over 10,000 surgeries.

Since inception, we have been unprofitable. For the years ended December 31, 1999, 2000 and 2001, we incurred net losses of approximately $5.2 million, $17.7 million and $17.8 million, respectively. As of December 31, 2001, we had an accumulated deficit of approximately $44.7 million. Activities related to commercializing our KyphX instruments, enhancing physician reimbursement and initiating clinical studies, together with our general and administrative expenses, will cause our expenses to increase. As we proceed with commercialization, we will require additional sales and marketing resources, data from proposed clinical studies and greater physician reimbursement acceptance by payors.

We currently market our instruments in the United States through a direct sales organization to physicians who perform spine surgery, including orthopedic spine surgeons and neurosurgeons. We have European operations headquartered in Belgium. We sell directly in some European countries and use distributors and agents in other European countries and in Korea.

Our future growth depends on increased penetration of our current market and on identifying new markets in which we can leverage our proprietary balloon technology. To the extent any current or additional markets do not materialize or grow in accordance with our expectations, our sales could be lower than expected. We intend to seek regulatory approval this year to initiate a clinical study designed to support FDA approval for the use of bone cement as a bone filler material in conjunction with our cleared KyphX instruments in a specific minimally-invasive spine procedure and to determine the benefits, if any, resulting from that procedure.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses and disclosures at the date of the financial statements. On an on-going basis, we evaluate our estimates, including those related to accounts receivables, inventories, income taxes and deferred stock-based compensation. We use authoritative pronouncements, historical experience and other assumptions as the basis for making estimates. Actual results could differ from those estimates.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Revenue from product sales is recognized upon receipt of a valid purchase order, shipment of the products to customers and when collection of the receivables is deemed probable. We maintain an accounts receivable allowance for an estimated amount of losses that may result from customers' inability to pay for product purchased. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We write down our inventory by estimating the potential for future loss based on a variety of factors, including the quantity of particular items, their prospect for replacement or obsolescence, the remaining shelf life and the difference between cost and market. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. We have established a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We account for income taxes under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. We have estimated the fair value of our common stock, which we used to measure the fair value of stock options granted to employees and non-employees. We account for stock-based compensation for our employees using the intrinsic value method of Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board, or FASB, Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25," and we account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Under these methods, deferred stock-based compensation is determined and is being amortized to expense.

Results of Operations

Years Ended December 31, 1999, 2000 and 2001

Net Sales. Net sales increased from approximately $261,000 in 1999 to approximately $6.1 million in 2000 as we commenced limited sales to physicians in 1999 and began a full commercial launch of our KyphX instruments in May 2000. Procedures performed in 1999 were almost exclusively in the United States. Net sales increased to approximately $36.1 million in 2001. The increases in net sales in 2000 and 2001 resulted from an increase in the number of physicians trained as well as an increase in the number of procedures performed by trained physicians. In each of 2000 and 2001, 98% of net sales were recognized in the United States and 2% were recognized in Europe.

Cost of Goods Sold. Cost of goods sold consists of material, labor and overhead costs. Cost of goods sold increased from approximately $519,000 in 1999 to approximately $3.6 million in 2000. The increase in cost of goods sold in 2000 resulted from the expansion of our manufacturing operations into a larger leased facility in April 2000 and higher material, labor and overhead costs associated with increased sales volume of our products. As a percentage of revenue, cost of goods sold expenses decreased from 199% in 1999 to 59% in 2000. Cost of goods sold increased to approximately $8.1 million in 2001. The increase in cost of goods sold in 2001 resulted primarily from higher material, labor and overhead costs associated with increased sales volume of our products and $210,000 in amortization of deferred stock-based compensation. As a percentage of revenue, cost of goods sold decreased from 59% in 2000 to 22% in 2001, primarily as a result of fixed overhead costs being spread over higher production volume.

Research and Development. Research and development expenses consist of costs of product research, product development, regulatory and clinical functions and personnel. These expenses increased from approximately $2.0 million in 1999 to approximately $4.5 million in 2000. The increase was primarily attributable to increased personnel costs of $994,000, amortization of deferred stock-based compensation of $318,000, higher facilities expenses of $278,000 associated with the move into our larger leased facility and additional product testing and development expenditures of $169,000. Research and development expenses increased to approximately $7.9 million in 2001. The increase in 2001 was primarily attributable to clinical trial consulting costs of $1.3 million, amortization of deferred stock-based compensation of $752,000, increased personnel costs of $728,000, additional product testing and development expenditures of $321,000 and higher facilities expenses of $223,000. We expect to continue to make substantial investments in research and development and anticipate that research and development expenses will continue to increase in the future.

Sales and Marketing. Sales and marketing expenses consist of personnel costs, physician training programs and marketing activities. These expenses increased from approximately $1.3 million in 1999 to approximately $11.4 million in 2000 as we continued to build our sales and marketing organization in conjunction with increased product sales. The increase in 2000 resulted primarily from increased personnel costs of $4.7 million, increased sales travel expenses of $2.0 million, higher physicians training costs of $1.2 million and increased advertising and promotional expenses of $1.2 million. Sales and marketing expenses increased to approximately $27.9 million in 2001. The increase in sales and marketing expenses in 2001 related primarily to the costs of hiring, training and compensating additional direct selling representatives of $8.2 million, higher physicians training costs of $1.6 million, increased expenditures of $1.6 million related to advertising and promotional activities and amortization of deferred stock-based compensation of $644,000. As we continue to commercialize our KyphX instruments, we expect to significantly increase our sales and marketing efforts and expenditures.

General and Administrative. General and administrative expenses consist of personnel costs, professional service fees, expenses related to intellectual property rights and general corporate expenses. These expenses increased from approximately $1.9 million in 1999 to approximately $5.3 million in 2000. The increase in 2000 resulted primarily from increased legal, accounting and reimbursement consulting fees of $1.5 million, increased personnel expenses of $935,000 and higher facilities costs of $302,000. General and administrative expenses increased to approximately $9.7 million in 2001. Increases in general and administrative expenses in 2001 resulted primarily from increased personnel costs of $2.2 million related to our growth in operations and amortization of deferred stock-based compensation of $2.2 million offset by reduced expenditures. We expect general and administrative expenses to increase in the future as we add personnel, continue to expand our patent portfolio and incur reporting and investor-related expenses as a public company.

Other and Interest Income (Expense), Net. Other and interest income (expense), net, increased from approximately $222,000 in 1999 to approximately
$1.1 million in 2000 due to higher cash, cash equivalent and short-term investment balances as a result of the sale of convertible preferred stock and lower interest expenses due to lower balance on our equipment financing. Other and interest income (expense), net, decreased to approximately ($309,000) in 2001 due to lower cash, cash equivalent and short-term investment balances and increased interest expense associated with outstanding convertible promissory notes.

Deferred Stock-Based Compensation

We record deferred stock-based compensation for financial reporting purposes as the difference between the exercise price of options granted to employees and the deemed fair value of our common stock at the time of grant. Deferred stock-based compensation is amortized to cost of goods sold, research and development expense, sales and marketing expense and general and administrative expense. Deferred stock-based compensation recorded through December 31, 2001 was approximately $19.7 million, with accumulated amortization of approximately $4.2 million. The remaining approximately $15.5 million will be amortized over the vesting periods of the options, generally four years from the date of grant. We expect to record amortization expense for deferred stock-based compensation as follows:

                               Year            Amount
                        ------------------- ------------
                               2002         $4.8 million
                               2003         $4.8 million
                               2004         $3.8 million
                               2005         $2.1 million

All option amounts are being amortized using a straight-line method.

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The stock-based compensation expense will fluctuate as the deemed fair market value of our common stock fluctuates. In connection with the grant of stock options to non-employees, we recorded deferred stock-based compensation of $2.9 million through December 31, 2001, of which $2.4 million has been amortized to expense as of December 31, 2001.

Income Taxes

Realization of deferred tax assets is dependent upon the uncertainty of the timing and amount of future earnings, if any. Accordingly, full deferred tax asset valuation allowances have been established as of December 31, 2000 and 2001 to reflect these uncertainties.

As of December 31, 2001, we had federal and state net operating loss carryforwards of approximately $48.6 million and federal and state tax credit carryforwards of approximately $565,000. The net operating loss and tax credit carryforwards will expire at various dates through 2021, if not utilized. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code. This annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Additionally, we had $2.2 million of net operating losses in Belgium, which can be carried forward indefinitely, absent any changes in control.

Quarterly Results of Operations

The following table sets forth our operating results for each of the eight quarters indicated below. This data has been derived from unaudited financial statements that, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information when read in conjunction with our annual audited financial statements and the related notes. The amount and timing of our operating expenses may fluctuate significantly in the future as a result of a variety of factors. These operating results are not necessarily indicative of results for any future period.

                                                                            Quarter Ended
                                    --------------------------------------------------------------------------------------------
                                    Mar. 31,   June 30,   Sept. 30,    Dec. 31,    Mar. 31,    June 30,   Sept. 30,    Dec. 31,
                                      2000       2000       2000         2000        2001        2001       2001         2001
                                    --------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                                     (in thousands) (unaudited)
Net sales.......................... $    324  $      691  $    1,954  $    3,107  $    6,275  $    9,298  $    9,722  $   10,778
Cost of goods sold.................      579         850       1,087       1,089       1,643       2,116       2,076       2,273
                                    --------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Gross profit (loss)................     (255)       (159)        867       2,018       4,632       7,182       7,646       8,505

Operating expenses:
 Research and development..........      732         970       1,354       1,460       1,768       2,467       2,073       1,550
 Sales and marketing...............    1,540       2,422       3,351       4,087       4,989       6,031       7,396       9,475
 General and administrative........      912       1,112       1,141       2,178       2,011       3,277       2,103       2,329
                                    --------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Total operating expenses...........    3,184       4,504       5,846       7,725       8,768      11,776      11,572      13,355

Loss from operations...............   (3,439)     (4,663)     (4,979)     (5,707)     (4,137)     (4,594)     (3,925)     (4,850)
Other and interest income
 (expense), net....................      207          46         702         131          90           8         (86)       (321)
                                    --------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net loss........................... $ (3,232) $   (4,617) $   (4,277) $   (5,576) $   (4,047) $   (4,586) $   (4,011) $   (5,170)
                                    ========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
Net loss per common share, basic
 and diluted....................... $  (3.82) $    (4.32) $    (3.53) $    (3.92) $    (2.43) $    (2.36) $    (1.92) $    (2.37)
                                    ========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
Weighted-average shares used in
 computing net loss per common
 share, basic and diluted..........  846,908   1,068,911   1,211,199   1,423,947   1,662,284   1,946,475   2,088,138   2,182,801
                                    ========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

Liquidity and Capital Resources

From inception through May 2001, we financed our operations primarily through private sales of convertible preferred stock yielding net proceeds of $38.0 million. In June 2001, we entered into a loan agreement, as amended, for the sale of up to $20.0 million in aggregate principal amount of convertible promissory notes. As of December 31, 2001, we had issued to affiliates a total of $12.0 million in aggregate principal amount of convertible promissory notes under the loan agreement. Subsequent to December 31, 2001, we issued an additional $2.0 million in aggregate principal amount of convertible promissory notes. Per the loan agreement, as amended, in the event that we have not completed an initial public offering or an equity financing prior to June 30, 2002, the outstanding convertible promissory notes and any accrued interest will automatically convert into shares of preferred stock at a conversion price of $3.50 per share. To a lesser extent, we also financed our operations through equipment financing loans, which totaled $159,000 in principal outstanding at December 31, 2001. As of December 31, 2001, we had $3.4 million of cash and cash equivalents and a working capital deficit of $5.6 million.

Cash Used in Operations. Net cash used in operations was approximately $4.9 million in 1999, $18.3 million in 2000 and $13.0 million in 2001. Cash used in operations was attributable primarily to net losses after adjustment for non-cash charges related to depreciation and amortization of deferred stock-based compensation, and increases in accounts receivable and inventories in all years. These increases in use of cash in operations were offset in part by increases in accounts payable, accrued compensation and other accrued liabilities also resulting from the upward trend in business activities in all years.

Cash Used in Investing Activities. Net cash used in investing activities was approximately $1.5 million in 1999, $799,000 in 2000 and $1.6 million in 2001. For each of these years, cash used in investing activities reflected purchases of property and equipment. In 1999 and 2000, it also reflected net purchases of short-term investments.

Cash Provided by Financing Activities. Net cash provided by financing activities was approximately $22.3 million in 1999, $4.0 million in 2000 and $9.1 million in 2001. Cash provided during 1999 and 2000 was attributable to proceeds from the issuance of convertible preferred and common stock and debt obligations. Cash provided during 2001 includes proceeds from the convertible promissory notes issued pursuant to the loan agreement, offset partially by the related party note receivable loan.

Equipment Financing. In 1997 and 1998, we entered into two equipment financing lines totaling $650,000. Both of these lines have expired, and the 1997 line has been repaid. The interest rates for these financings range from 11.8% to 12.8% per year and provide for aggregate monthly payments of $10,000. As of December 31, 2001, the principal balance outstanding on the 1998 line totaled $159,000. We have granted a security interest to the lenders in all equipment covered by this line. We have issued warrants to the lenders in connection with these lines for the purchase of up to 18,360 shares of common stock at a weighted-average exercise price of $0.62 per share. See "Description of Capital Stock."

Convertible Promissory Notes. Between June 2001 and February 2002, we raised $13.3 million through the sale of convertible promissory notes to several of our affiliates pursuant to a loan agreement. Upon the closing of this offering, the principal and accrued interest on these notes must either be repaid or converted into our common stock, at our option. In addition, in November 2001, we raised $700,000 through the sale of a convertible promissory note to one affiliate pursuant to the same loan agreement. The principal and accrued interest due on this note will automatically convert into our common stock at the initial public offering price at the closing of this offering. Under the terms of the loan agreement, we must issue warrants to purchase shares of our common stock at an exercise price of $0.01 per share to the holders of the convertible promissory notes. We intend to repay with the proceeds of this offering all of the notes that do not automatically convert, and as a result, the warrants will be exercisable for an aggregate of ________ shares, based upon an assumed initial offering price of $______ per share.

We expect to increase capital expenditures consistent with our anticipated growth in manufacturing, infrastructure and personnel. We also may increase our capital expenditures as we expand our product lines or invest to address new markets.

We believe that the net proceeds from this offering, together with our current cash and investment balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain an additional credit facility. The sale of additional equity or convertible debt securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock, and could contain covenants that would restrict our operations. Any additional financing may not be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to interest rate risk at December 31, 2001 is related to our investment portfolio and our borrowings. Fixed rate investments and borrowings may have their fair market value adversely impacted from changes in interest rates. Floating rate investments may produce less income than expected if interest rates fall, and floating rate borrowings will lead to additional interest expense if interest rates increase. Due in part to these factors, our future investment income may fall short of expectations due to changes in U.S. interest rates.

We invest our excess cash in debt instruments of the U.S. government and its agencies and in high quality corporate issuers. Due to the short-term nature of these investments, we have assessed that there is no material exposure to interest rate risk arising from our investments.

We have operated mainly in the United States, and 100%, 98% and 98% of our sales were made in U.S. dollars in 1999, 2000 and 2001, respectively. Accordingly, we have not had any material exposure to foreign currency rate fluctuations. Our sales to European customers are denominated in euro, and our investment in our Belgium subsidiary is recorded in euro. As euro-denominated investments are translated monthly, fluctuations of exchange rates between euro and the U.S. dollar either increase or decrease the value of those investments. If permanent changes occur in exchange rates after an investment is made, the investment's value will increase or decrease accordingly. These fluctuations are recorded within stockholders' equity (deficit) as a component of accumulated other comprehensive income. Also, as our subsidiary maintains investments denominated in other than euro currency, exchange rate fluctuations will occur.

Recently Issued Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," which establishes financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 requires that all business combinations be accounted for using one method, the purchase method. The provisions apply to all business combinations initiated after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition, and after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. We will adopt SFAS No. 142 during the first quarter of fiscal 2002, and the adoption of SFAS No. 142 is expected to have no material impact on our financial reporting and related disclosures.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for us beginning fiscal 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, with the associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset. We do not expect the adoption of SFAS No. 143 to have a material impact on our financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal periods. SFAS No. 144 supersedes FASB Statement No. 121 and parts of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions Relating to Extraordinary Items." However, SFAS No. 144 retains the requirement of APB Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment or in a distribution to owners) or is classified as held for sale. SFAS No. 144 addresses financial accounting and reporting for the impairment of certain long-lived assets and for long-lived assets to be disposed of. We do not expect the adoption of SFAS No. 144 to have a material impact on our financial position and results of operations.

                                   BUSINESS

Overview

We develop medical devices for orthopedic applications using our proprietary balloon technology. Our initial marketing focus is on surgeons who repair spine fractures caused by osteoporosis. Our first commercial products, comprising our KyphX instruments, provide surgeons with tools to help repair fractures during minimally-invasive spine surgeries. Currently available spine fracture treatments are either highly invasive or are simply pain-management therapies that do not repair the fracture.

Each year, there are approximately 700,000 spine fractures due to osteoporosis in the United States. Osteoporosis is a disease that primarily affects women over the age of 50 and that is characterized by bone deterioration, leading to an increased susceptibility to spine fractures. These fractures can result in an increased risk of death, significant pain, reduced respiratory function and impaired quality of life.

As of December 31, 2001, we had trained 1,485 physicians in the United States, Europe and Korea in the use of our KyphX instruments, and these physicians had used our instruments in over 10,000 surgeries. We believe, and intend to demonstrate in clinical studies, that use of our KyphX instruments during minimally-invasive spine surgery may lead to significant patient benefits, including the ability to reverse the collapse of the bone caused by the spine fracture. Reversal of collapsed bone in the spine can potentially reduce spine deformity, increase mobility and improve respiratory function in patients.
Risks of procedures using our instruments include the same risks common to performing surgery using anesthesia and to performing surgery on older patients. In addition, like other spine surgeries, these procedures may result in serious complications, including bleeding, nerve injury, paralysis and death.

In May 2000, we commenced full commercial introduction of our KyphX instruments in the United States. We devote significant resources to supporting our sales and marketing team, training and educating physicians and supporting reimbursement and clinical activities related to our products. As of December 31, 2001, we had 12 U.S. issued patents, eight issued foreign patents, 32 pending U.S. patent applications and 74 pending foreign applications.

We are adapting our products for orthopedic applications in the wrist. Our goal is to establish our proprietary balloon technology as the standard of care in orthopedic applications.

Anatomy of the Spine

The spinal column contains 24 bones called vertebrae. Each vertebra consists of a large block of bone, called the vertebral body, which helps maintain upright posture. The vertebral body consists of soft inner, or cancellous, bone surrounded by a thin outer shell of hard bone. Each vertebra also has bone segments that extend out from the vertebral body, called the posterior elements, which surround and protect the spinal cord.



                        [ILLUSTRATION OF TOP VIEW OF VERTEBRAE]





                       [ILLUSTRATION OF SIDE VIEW OF VERTEBRAE]

Consequences of Spine Fractures

When the spine is structurally weakened, routine downward pressure can cause a vertebral body to collapse and fracture. These fractures are referred to as vertebral body compression fractures. The vertebral body generally fractures at the front, which can subsequently cause the spine to tilt forward. Over time, these fractures can result in a curved deformity of the spine and a forward stooped posture called kyphosis. Spine fractures are caused primarily by deterioration of the inner cancellous bone due to osteoporosis. Other causes of spine fractures include trauma, tumors and infection.

          [ILLUSTRATION OF WOMAN WITH FRACTURED VERTEBRA AND KYPHOSIS]


Unrepaired spine fractures can result in serious physical and emotional consequences, including:

     . Increased Risk of Mortality. In a 2000 study of 6,459 women with osteoporosis followed for 3.8 years, those women who sustained a spine fracture during the study were 8.7 times more likely to die than those women who did not experience a fracture.

     . Acute and Chronic Pain. About one-third of the spine fractures caused by osteoporosis are accompanied by severe acute back pain. In addition, the spine deformity caused by these fractures can change the position of muscles and ligaments, leading to chronic pain. In a 1998 study of 7,223 women over the age of 65, those who had a single unrepaired spine fracture that had set in its collapsed position spent nine times longer in bed during the day due to back pain than women without these fractures. In a 1995 study of nearly 2,000 women, those with spine deformity were two times more likely to suffer back pain than equivalently-aged women without spine deformity.

     . Health Effects Resulting from Organ Compression. Fractured and collapsed vertebrae shorten and curve the spine, moving the ribs down toward the pelvis and compressing the chest and stomach. Compression of the lungs can create new, or worsen already existing, respiratory disorders, including lung disease and pneumonia. Two European studies published in the 1990s, involving a total of 108 participants, demonstrated that patients with spine fractures showed a statistically significant decrease in lung capacity that correlated with spine deformity. In addition, kyphosis can lead to compression of the stomach and a resultant reduced appetite and malnutrition.

     . Functional Limitation. Spine fractures can cause prolonged or permanent disability, reducing mobility and impairing other physical functions. Patients with spine fractures can require significant assistance, including the use of walkers or other aids, during normal physical activities. In a 2001 study of 1,395 post-menopausal women, patients with one or more unrepaired spine fractures scored significantly lower on a standardized test for physical function than those who had no fractures. The loss in quality of life increased with additional fractures.

     . Increased Risk of Additional Fractures. The change in alignment of the spine can shift a patient's center of balance, increasing the risk of falls and additional fractures, particularly of the spine and the hip. In a 1991 study of 1,098 post-menopausal women followed for
          4.7 years, the presence of one spine fracture increased the risk of subsequent spine fractures by five times. The presence of two or more spine fractures increased the risk of additional spine fractures by 12 times in the same timeframe. In addition, a 2001 study prospectively following 6,344 men and 6,788 women over the age of 50 for the incidence of osteoporotic fractures found that one or more spine fractures increased the risk of hip fracture by 4.5 times, while the presence of two or more spine fractures increased the risk of hip fracture by 7.2 times.

     . Emotional Effects. Studies have demonstrated that the physical deformity caused by spine fractures, and the resulting fear of falling, can create patient anxiety and clinical depression, leading to a reduction in normal daily and social activities.

Market Opportunity for the Treatment of Spine Fractures

An estimated 700,000 spine fractures due to osteoporosis occur in the United States each year, of which approximately 440,000 go undiagnosed or untreated. The remaining 260,000 fractures are managed predominantly by bed rest, pain medication and back braces. Approximately 150,000 people in the United States are hospitalized due to pain associated with spine fractures, resulting in costs estimated to be in excess of $1.6 billion annually. The number of fractures caused by osteoporosis is increasing primarily due to the aging of the population.

Existing Means for the Treatment of Spine Fractures

When treating a patient with a spine fracture, an orthopedic surgeon's primary objective, as with any fracture, is to reduce the fracture, that is, to return the bone to its pre-fracture position. While surgeons can use conventional orthopedic surgical techniques to reduce and otherwise repair spine fractures, these procedures are highly invasive and especially risky for elderly patients. As a result, physicians rarely refer their patients for surgical procedures to repair spine fractures, but instead prescribe therapies and treatments designed to simply manage the pain.

Conventional Spine Surgery

Spine surgery is complex and risky due to the proximity of the surgical site to the spinal cord and major organs. Conventional spine surgery can repair fractured vertebrae and restore height, but is highly invasive and involves significant risks. These surgeries involve making long incisions in the patient's chest so that large stainless steel instruments can move the fractured bones back into their normal position. However, the instruments used in these surgeries are not optimally designed to manipulate deteriorated bone. The fractured bones are then held in place by metal implants, which, in the case of elderly patients with osteoporosis, can fail to hold due to the softness of the inner cancellous bone to which they are attached. As a result, this surgery is performed in very limited circumstances. The invasiveness of conventional spine surgery may lead to death, spinal cord injury, extensive post-operative hospital stays and prolonged bed rest for recovery. Additional complications may include bowel, lung and nerve damage, pain, bleeding, infection and blood clots.

Pain Management Therapies

Due to the limitations of conventional orthopedic surgery for patients with spine fractures, the majority of these patients are treated with pain management therapies. These methods do not involve surgical intervention and do not repair the fractured spine. These pain management therapies can comprise many techniques, alone or in combination, including:

     .    bed rest, at home or in the hospital;

     .    prescription and over-the-counter pain medication;

     .    back braces;

     .    home health care;

     .    physical therapy;

     .    exercise; and

     .    chiropractic care.

These therapies are designed to provide pain relief while the fractured vertebra slowly sets in its collapsed form. Periods of treatment can be lengthy, resulting in expensive hospital stays and follow-up. These therapies can also worsen the underlying problem. For example, bed rest is known to cause bone and muscle loss, making recovery more difficult in elderly patients, and potentially leading to additional fractures. In addition, doctors report that patient compliance with these therapies is low because of the:

     .    prolonged nature of treatment;

     .    patients' reluctance to wear back braces;

     .    difficulty and pain associated with exercise and physical therapy; and

     .    inadequate pain reduction.

In addition, physicians may stabilize the fractured area by a treatment that has become known as vertebroplasty. Vertebroplasty does not repair the spine fracture, but simply reduces the associated pain. Because vertebroplasty freezes the vertebral body in its collapsed position, patients may continue to suffer the physical, emotional and quality of life problems associated with unrepaired spine fractures.

In vertebroplasty, a physician, typically an interventional radiologist, places one or two large needles into the fractured vertebra, and injects bone filler material into the collapsed vertebral body. The bone filler most commonly used in vertebroplasty is bone cement, which the FDA has not specifically approved for use as a bone filler in the spine. Once injected, the bone filler material hardens and fixes the bone in its collapsed position. This procedure requires high manual pressure to effectively penetrate the inner spaces of the bone with filler material. Consequently, according to published studies, vertebroplasty results in a high incidence of bone filler leaks, occurring in 33% to 50% of all procedures. These leaks can result in damage to surrounding organs and tissue, including the lungs, heart and spinal cord.

Our KyphX Instruments

Our KyphX instruments provide surgeons with tools to help repair fractures during minimally-invasive spine surgery. Our instruments have also been used in open surgical procedures.

Minimally-invasive spine fracture surgeries using our KyphX instruments involve the insertion of two of our disposable proprietary balloon devices into the fractured bone. The surgeon inflates our balloons to compact and move the deteriorated bone. As a result of the inflation of the balloons, the collapse caused by the fracture may be reversed. The balloons are then removed, and the newly-created cavity is filled with the surgeon's choice of bone filler material, stabilizing the fractured area. The FDA has not specifically approved bone cement for use as a bone filler in the spine. We do not sell or recommend any particular material for filling the void created by the use of our instruments.

We have trained 1,485 physicians, including 150 in Europe and 26 in Korea, in the use of our KyphX instruments. These physicians have used our instruments in over 10,000 surgeries involving spine fractures.

We believe that the use of our KyphX instruments during minimally-invasive spine surgery may lead to significant clinical outcomes, including the following:

     .    restoration of collapsed vertebrae;

     .    reduction of spinal deformities;

     .    reduction of pain; and

     .    enhanced quality of life.

Currently, our FDA clearance permits us to promote in the United States our KyphX Inflatable Bone Tamp for use as a conventional bone tamp for the reduction of fractures and/or the creation of a void in cancellous bone in the spine, hand, tibia (a leg bone), radius (an arm bone) and calcaneus (the heel bone). Before we can promote and market in the United States the use of our KyphX instruments in any specific procedure, or claim any treatment benefits from any procedure, we must conduct clinical studies to document the benefits, if any, and receive FDA approval.

We intend to seek regulatory approval this year to initiate clinical studies that are designed to support FDA approval for the use of bone cement as a bone filler material in conjunction with our cleared KyphX instruments in a specific minimally-invasive spine procedure and to determine the benefits resulting from that procedure. We cannot assure you that our studies, if completed, will demonstrate to the FDA's satisfaction any treatment benefits from spine fracture repair procedures using the KyphX Inflatable Bone Tamp or that the FDA will approve any treatment benefit claims in a timely fashion, if at all. If we fail to obtain additional FDA approvals that will allow us to promote the treatment benefits of the KyphX Inflatable Bone Tamp, our ability to expand the commercialization of our products will be impaired.

Risks of spine fracture surgery performed with our KyphX instruments include the same risks common to performing surgery using anesthesia and performing surgery on older patients. In addition, as with other spine surgeries, surgeries using our instruments may result in serious complications, including chronic pain; follow-up surgery; unintended damage to the bone or tissue; bleeding; bowel, lung or nerve injury; paralysis and death. Use of bone filler material by surgeons to fill the void created using our KyphX Inflatable Bone Tamp may lead to complications resulting from leakage of the bone filler material into the spinal canal or surrounding tissue.

The Use of KyphX Instruments During Minimally-Invasive Spine Surgery

Spine fracture surgeries using our KyphX instruments are minimally invasive and are generally performed by spine-focused orthopedic surgeons and neurosurgeons. A surgeon first creates a working channel from the patient's back into the fractured vertebral body using our KyphX Bone Access System.

[ILLUSTRATION OF KYPHX INSTRUMENTS IN USE, STEP 1]

The surgeon then inserts two of our proprietary disposable KyphX Inflatable Bone Tamps into the fractured bone and carefully inflates them with fluid using X-ray images to monitor the procedure. Surgeons can control inflation volume and pressure using our KyphX Inflation Syringe. Inflation of the balloons compacts the soft inner bone creating a cavity. When possible, this inflation also pushes the hard outer bone up toward its natural position, reducing the fracture.

[ILLUSTRATION OF KYPHX INSTRUMENTS IN USE, STEP 2]

The KyphX Inflatable Bone Tamps are then removed, and the surgeon chooses a bone filler material to insert into the void. Using the KyphX Bone Filler Device, the surgeon delivers the chosen bone filler material into the void under manual control and low pressure to minimize the risk of material leaks.

[ILLUSTRATION OF KYPHX INSTRUMENTS IN USE, STEP 3]

Once the procedure is complete, the incisions are closed with a small number of stitches. These procedures are usually performed in the operating room, but may also be performed in an outpatient setting. Surgeons choose local or general anesthesia based on patient health and preference and the number of fractures to be treated. The entire surgical procedure is usually performed in about one hour per fracture treated. Because the patients are often older, they are usually admitted for observation in an overnight hospital stay.

Business Strategy

Our goal is to establish our proprietary balloon technology as the standard of care in orthopedic applications. In particular, the key elements of our strategy are to:

     . Establish Minimally-Invasive Surgery Using our KyphX Instruments as the Standard of Care for Spine Fracture Repair. We intend to conduct clinical studies to establish that treating spine fractures with a specific minimally-invasive surgical procedure using our KyphX instruments provides significantly better patient outcomes than the pain management focused therapies typically prescribed by physicians today.

     .    Continue to Penetrate the Spine Market Using a Direct Sales
          Force. Our instruments are sold directly to physicians by our experienced sales team, comprised of 40 sales consultants, 40 sales associates and six regional sales managers. By leveraging their extensive medical device experience, our sales people are able to identify key physicians and provide effective customer assistance to accelerate market adoption of our instruments.

     . Educate Referring Physicians and Patients. Patients with spine fractures often are not referred to spine surgeons for treatment, but are prescribed pain management therapies. Our objective is to educate primary care physicians and other medical advisers on the use of our KyphX instruments as an alternative to conventional pain management techniques.

     . Conduct Clinical Studies to Support Expanded Marketing Claims. We intend to seek regulatory approval this year to initiate a clinical study designed to allow us to support FDA approval for the use of bone cement as a bone filler material in conjunction with our KyphX instruments in a specific minimally-invasive spine procedure and to determine the benefits resulting from that procedure. We believe the results of this and other studies, if successful, will allow us to expand our marketing and third-party reimbursement efforts.

     .    Expand and Increase Physician Reimbursement.   In all but four
          states, Medicare reimburses physicians for their services when they perform procedures using our instruments. We intend to use the results of our clinical studies and support from leading physicians who are familiar with the KyphX instruments to increase the number of payors that will reimburse physicians for procedures using our instruments and to increase the amount of those reimbursements.

     . Expand into Additional Orthopedic Markets. Our KyphX Inflatable Bone Tamp is cleared for use as a conventional bone tamp in specific sites in the spine, hand, tibia, radius and calcaneus. We intend to use this balloon technology platform for additional applications, including fractures of the wrist. Any new application may require refinements of our current instruments and may require regulatory approval or clearance. We may need to conduct outcome studies in new applications to support expanded marketing claims. We believe our intellectual property position and our position within the orthopedic marketplace can help us become a leading provider of minimally-invasive surgical instruments for use by surgeons when treating compression fractures.

Products

We currently sell the following instruments for use in spine fracture procedures:

Product                    Description                       Function
-------                    -----------                       --------
KyphX Bone Access System   Set of small disposable tools     Create working channel into
                                                             fractured bone

KyphX Inflatable Bone Tamp Disposable balloon catheter       Compact soft inner bone and push
                                                             up hard outer bone

KyphX Inflation Syringe    Disposable syringe with rotating  Inflate the KyphX Inflatable Bone
                           handle and pressure gauge         Tamp

KyphX Bone Filler Device   Disposable stainless steel nozzle Deliver bone filler material into with inner rod and plastic handle bone cavity

The KyphX Bone Access System. The KyphX Bone Access System is a sterile set of small disposable surgical tools used to access and create a working channel into the fractured bone. One version contains a long guide pin, an instrument used to separate tissue and a small hand drill. In addition, it contains two small tubes through which other tools are passed and a proprietary handle that can be used with multiple KyphX tools. We also offer a second version of the KyphX Bone Access System that combines the instrument used to separate tissue, the small tube through which other tools are passed and the proprietary handle into one tool. Both versions contain a sterile needle used to penetrate hard bone.

The KyphX Inflatable Bone Tamp. Our proprietary KyphX Inflatable Bone Tamps combine the functionality of a metal bone tamp with the engineering principles of medical balloon technologies. Unlike other medical balloons, however, our balloons are specially designed to be used in bone. Other currently available medical balloons are not used in bone because they are not appropriate in size, shape or durability, or are not designed to provide lifting force.

Conventional bone tamps are rigid stainless steel instruments that move fractured hard bone and compact soft bone using indirect mechanical force. While it is the goal of orthopedic surgeons to move a fractured area all at once, conventional bone tamps cannot do this without a large incision and without significant tissue and bone disruption. Unlike other bone tamps, the KyphX Inflatable Bone Tamp contains a balloon that can be placed inside a fractured bone through a narrow working channel and expanded to move fractured bone all at once. Once inside, the balloon portion of the KyphX Inflatable Bone Tamp is carefully inflated under X-ray monitoring. This inflation applies direct mechanical force to compact the soft inner bone and push up the broken hard outer bone.

The KyphX Inflation Syringe. Our KyphX Inflation Syringe is a disposable sterile device with a rotating handle and a built-in pressure gauge that precisely controls the inflation of our KyphX Inflatable Bone Tamp. The rotating handle allows the surgeon to deliver a measured volume of the fluid that inflates the balloon.

The KyphX Bone Filler Device. The KyphX Bone Filler Device is a disposable stainless steel nozzle with an inner rod and a plastic handle. Bone filler can be loaded into the nozzle and pushed into the void with the inner rod under low pressure and fine manual control.

Clinical Studies

We intend to conduct two parallel clinical studies, one in the United States and one in Europe. Although the two studies will have several common clinical assessments and clinical end points, the primary reason for conducting them differs.

The primary purpose of conducting the U.S. clinical study is to develop sufficient clinical safety and effectiveness data to support FDA approval for a bone cement as a bone filler material that will be used in conjunction with our KyphX instruments in a specific minimally-invasive surgery for the treatment of spine fractures. This approval would allow us to promote a specific procedure using our KyphX instruments. The U.S. study will also examine both near-term and long-term outcomes to allow us to expand marketing claims to include treatment benefits. We currently anticipate preparing and submitting to the FDA an Investigation Device Exemption, or IDE, application in 2002. If the IDE is approved and the clinical study initiated, we anticipate that the study patients will be enrolled over a period of time and subsequently followed for a period of up to two years.

The primary purpose for conducting the European study is to gather local clinical data to support our sales and marketing efforts as well as to support reimbursement of our KyphX instruments in various European countries. Clinical endpoints for the European clinical study may be similar to with those of the U.S. clinical study. The European study may include additional information specific to reimbursement of the KyphX instruments, including the length of initial hospitalization stay and the ability to return to normal function and work activities.

Reimbursement

Establishing reimbursement for any new medical technology is a challenge in the current environment of cost containment, managed care and Medicare. To successfully establish reimbursement coverage, we must prove that our technology improves health outcomes, such as quality of life or functional ability, and does so in a cost-effective manner.

Payment for patient care in the United States is generally made by private insurers. These insurers act on their own behalf or under contract with the U.S. government to administer the Medicare program. Medicare covers most of the medical care expenses of individuals over the age of 64. Approximately 90% of patients with spine fractures caused by osteoporosis are covered by Medicare, while the rest are covered by private insurers. Even when patients are not covered by Medicare, private insurers often follow the coverage and payment policies of Medicare.

For inpatient fracture reduction procedures, Medicare pays the hospital a prospectively determined amount based primarily on the patient's diagnosis and the type of procedure performed during the hospital stay. We receive payment from the hospital for our instruments, and Medicare reimburses the hospital under this reimbursement system for its costs of admitting and treating the patient, including the purchase of our instruments, under existing applicable codes. The surgeon who performs the procedure is reimbursed under a different system that is based on procedure codes, called current procedural terminology, or CPT, codes. Currently, Medicare reimbursement to physicians who use our KyphX instruments is not uniform across states because there is no CPT code or associated national payment rate relating to procedures using our instruments. As a result, unless a state has a published policy regarding reimbursement, physicians must report procedures using our instruments under an unlisted CPT code, submit their bills for review and request payment based on the time, work and risk involved in the procedure. To support use by surgeons of our instruments, we have obtained reimbursement coverage in 46 states and the District of Columbia on either a published policy/bulletin or a case-by-case basis. However, there are four states, Illinois, Michigan, Minnesota and Wisconsin, which have refused to provide reimbursement, and we do not expect these states to consider reimbursement without additional data. We intend to use the results of future clinical studies and support from leading physicians who are familiar with our KyphX instruments to further support physician reimbursement for procedures using our instruments and to increase the amount of those reimbursements.

Sales and Marketing

We market and sell our KyphX instruments through a direct sales force in the United States. Our target customer base includes the approximately 3,500 physicians who perform spine surgery, including orthopedic spine surgeons and neurosurgeons.

Our U.S. sales organization is currently comprised of 40 sales territories. Each territory is managed by a spine consultant who acts as the primary customer contact. These spine consultants have extensive experience selling medical devices, generally focusing on emerging technologies. Each spine consultant is complemented in the territory with a spine associate. The spine associate is focused on providing necessary customer service and works with primary care physicians to provide education on the use of our KyphX instruments. Our 80 sales professionals are led by six regional sales managers who report to our vice president of sales. We expect we will need to continue to increase the size of our sales organization in order to increase sales and market penetration and to provide the significant, ongoing level of customer support required by our sales strategy.

Our European operations currently consist of a home office centered in Belgium with direct sales organizations in a few major European countries. We anticipate continuing to build direct sales organizations in the major European countries while establishing distributor or agency arrangements in smaller ones. We intend to follow a similar model in Europe to the one established in the United States, working with internationally recognized thought leaders initially as we expand our training, reimbursement and selling activities.

We have initiated the sales process in selected Asia-Pacific markets. We have selected a distributor in Korea and have begun clinical studies there. During 2002, we plan to formulate our clinical and regulatory plans for Japan.

Our sales and marketing programs focus on working with leading spine surgeons to champion and educate other surgeons on the use of our instruments. Additionally, we have implemented an ongoing educational process for primary care physicians to explain the applicability and use of our instruments.

Manufacturing

We manufacture in-house some of our disposable instruments. In addition, we inspect, assemble, test, package and sterilize components that have been manufactured by us or to our specifications by outside contractors. We inspect each lot of components and finished instruments to determine compliance with our specifications.

We believe our manufacturing operations are in compliance with regulations mandated by the FDA and the European Union. We have been an FDA-registered and California-licensed medical device manufacturer since 1998. We obtained our CE Mark in August 2001, and our facility is ISO 9001/EN 46001 certified. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, or CDHS, and these inspections may include the manufacturing facilities of our subcontractors. We have previously been inspected by the CDHS. We have not been inspected by the FDA. Our facility was inspected by European auditors in December 2001 and no non-compliance reports were issued. We cannot assure you that we comply with all applicable manufacturing regulations.

Most purchased components for our instruments are available from more than one supplier. There are no contractual obligations by suppliers to continue to supply to us, nor are we contractually obligated to purchase from a particular supplier. We have identified and qualified alternate suppliers for materials in our KyphX Inflatable Bone Tamp. For some of our other products, identification and qualification of alternate suppliers may take time.

We are currently increasing our manufacturing capabilities as we increase commercialization efforts. Manufacturers often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we are unable to manufacture our instruments to keep up with demand, we would not meet expectations for growth of our business.

Research and Development

As of January 31, 2002, we had 13 employees dedicated to research and development. The research and development group develops new products to address unmet market needs with the goal of enhancing revenue.

The major focus of the group is to explore new technologies for use in orthopedic applications, including treatment of spine fractures as well as fractures of the wrist. In addition, we intend to further develop balloon technology to treat various other bone disorders. We are currently developing the following products:

     . additional instruments to facilitate the use of our products in fractures that are particularly difficult to repair;

     .    a cement mixer optimized for use with small amounts of bone cement;

     .    a Kyphon-branded acrylic cement for use as a bone void filler; and

     . a set of instruments to optimize the use of our balloon technology in wrist fractures.

The research and development group also works on improving and upgrading existing product lines to increase the quality of KyphX instruments and to supplement existing revenue streams. Product enhancements, primarily based on feedback from the clinical community, are tested and, if successful, are implemented in next generation products.

Unless an exemption is available, we will need approval or clearance from the FDA to promote or market any of these products in the United States. We cannot be certain that we will be able to obtain approval or clearance for these products.

Competition

We compete with providers of non-surgical treatments, drugs to prevent osteoporosis, open surgical procedures and instruments for vertebroplasty. We believe the primary competitive factors that affect our instruments are cost, reimbursement status, efficacy and safety.

Osteoporosis drugs marketed and in development today generally reduce the risk of fracture by up to 70%. These drugs are made by large pharmaceutical companies such as Merck, Eli Lilly, American Home Products, Procter & Gamble, Novartis AG and Aventis Pharmaceuticals. These drugs and future drugs may further reduce the incidence of spine fractures.

We are aware of a number of major medical device companies that have developed or plan to develop instruments marketed for vertebroplasty procedures. Competition among these companies is likely to increase the awareness and frequency of vertebroplasty procedures. We are also aware of several companies that are developing non-balloon technologies for the minimally-invasive treatment of orthopedic injuries.

Any products that we commercialize will be subject to intense competition. Many of our competitors and potential competitors in these markets have substantially greater financial, technical and marketing resources than we do, and they may succeed in developing products that would render our instruments obsolete or noncompetitive. In addition, many of these competitors have significantly greater experience and reputations than we do in their respective fields. Our ability to compete successfully will depend on our ability to develop proprietary instruments that reach the market in a timely manner, receive adequate reimbursement and are safer, less invasive and less expensive than alternatives available for the same condition. Current or future competitors may develop technologies and products that are more effective than ours. Because of the size of the potential market, we anticipate that companies will dedicate significant resources to developing competing procedures. Our technologies and instruments may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors.

Patents and Proprietary Technology

We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. As of January 31, 2002, we had 12 issued U.S. patents, eight issued foreign patents, 32 pending U.S. patent applications and 74 pending foreign counterpart patent applications.

We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions conceived during the work day, using our property or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Finally, our competitors may independently develop similar technologies. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. While we make an effort to ensure that our products do not infringe other parties' patents and proprietary rights, our products and methods may be covered by U.S. patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

Government Regulation

Our products are medical devices subject to extensive regulation by the FDA under the Federal Food, Drug and Cosmetic Act. FDA regulations govern, among other things, the following activities that we will perform:

     .    product design and development;

     .    product testing;

     .    product manufacturing;

     .    product labeling;

     .    product storage;

     .    premarket clearance or approval;

     .    advertising and promotion; and

     .    product sales and distribution.

Each medical device that we wish to commercially distribute in the United States requires either 510(k) clearance or premarket approval from the FDA prior to marketing. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution; this is known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k)-cleared device are placed in class III requiring premarket approval.

510(k) Clearance Pathway. To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a previously 510(k)-cleared device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for submission of premarket applications, or is a devise that has been reclassified from class III to class II or I. The FDA's 510(k) clearance pathway usually takes from three to 12 months, but it can last significantly longer.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require a premarket approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any manufacturer's decision. If the FDA disagrees with a manufacturer's decision not to seek a new 510(k) clearance, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket approval. The FDA can also require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained.

Our KyphX Inflatable Bone Tamp has specifically received 510(k) clearance for use as a conventional bone tamp for the reduction of fractures and/or the creation of a void in cancellous bone in the spine, hand, tibia, radius and calcaneus. The KyphX Inflation Syringe is a 510(k)-cleared product that we currently obtain from a contract supplier. We believe our KyphX Bone Access System and KyphX Bone Filler Device, when sold as manual orthopedic surgical instruments, are exempt from clearance or approval requirements.

In October 2000, we received a warning letter from the FDA challenging our promotional claims that we were making for our KyphX instruments. In that letter and subsequently, the FDA took the position that our initial 510(k) clearance for the KyphX Inflatable Bone Tamp did not permit us to promote the product for use in any specific sites in the body or for any specific surgical procedures. The FDA also maintained we could not promote any clinical benefits for our products until we submitted and obtained additional regulatory approvals.

After discussions and correspondence with the FDA, we agreed to abide by these restrictions and revised our promotional campaign accordingly. Subsequently, we obtained our current 510(k) clearance to promote the KyphX Inflatable Bone Tamp as a conventional bone tamp in the reduction of fractures and/or creation of a void in cancellous bone in the spine, hand, tibia, radius and calcaneus. Until we conduct appropriate clinical studies supporting the use of bone cement as a bone filler material for use in the spine and documenting the clinical benefits of procedures using our products, if any, and receive prior FDA approval, we will not be allowed to promote any treatment benefit of, or promote, or train physicians in, any specific surgical procedures involving the use of our instruments. Failure to obtain FDA approval of treatment benefits using our cleared products in specific procedures will significantly impair our ability to promote our products.

Premarket Approval. A premarket approval application must be submitted if the device cannot be cleared through the 510(k) process. A premarket approval must be supported by extensive data including, but not limited to, technical, preclinical, clinical studies, manufacturing and labeling to demonstrate to the FDA's satisfaction the safety and effectiveness of the device.

After a premarket approval application is filed, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of the information already provided. Also, in many cases, an advisory panel of experts from outside the FDA will be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New premarket approvals or premarket approval supplements are required for significant modifications to the manufacturing process, labeling and design of a device that is approved through the premarket approval process, premarket approval supplements often require submission of the same type of information as a premarket approval, except that the supplement is limited to information needed to support any changes from the device covered by the original premarket approval, and may not require an extensive clinical data or the commencing of an advisory panel. We expect that any clinical benefit claims we wish to make about the KyphX instruments will require the submission and approval of a premarket approval application by the FDA before we can make any such claims. We also believe that a premarket approval will be necessary before we can promote the use of bone cement or other bone filler material in conjunction with our KyphX instruments in any surgical procedure.

We cannot assure you that any future premarket approval submissions will be approved by the FDA in a timely fashion, if at all.

Clinical Studies. Clinical studies are almost always required to support a premarket application and are sometimes required for a 510(k) premarket notification. These studies may require submission of an application for an Investigational Device Exemption, or IDE. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specific number of patients unless the product is deemed a nonsignificant risk device eligible for more abbreviated IDE requirements. Clinical studies for significant risk devices may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the clinical trial sites. We intend to seek regulatory approval this year to initiate clinical studies that are designed to support FDA approval for the use of bone cement as a bone filler material in conjunction with our KyphX instruments in a specific minimally-invasive spine procedure and to determine the benefits resulting from that procedure.

Our clinical studies must be conducted in accordance with FDA regulations. These clinical studies will require that we submit, and obtain FDA approval of, an IDE prior to commencing clinical studies. The result of any clinical testing may not be sufficient for us to obtain any additional clearances or approvals or to support additional marketing claims for our KyphX instruments.

Postmarket. After a device is placed on the market, numerous regulatory requirements apply. These include:

     . the Quality System regulations, which require manufacturers to follow elaborate testing, control, documentation and other quality assurance procedures during the manufacturing process;

     . the Medical Device Reporting regulation, which requires that manufacturers report to the FDA instances where their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

     . FDA regulations that also prohibit the promotion of medical devices for unapproved or "off-label" uses.

We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions including:

     .    fines, injunctions, and civil penalties;

     .    recall or seizure of our products;

     . operating restrictions, partial suspension or total shutdown of production;

     . refusing our requests for 510(k) clearance or premarket approval of new products;

     .    withdrawing 510(k) clearance or premarket approvals already granted;
          and

     .    criminal prosecution.

The FDA also has the authority to require us to repair, replace or refund the cost of any medical device that we have manufactured or distributed.

International. International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. The primary regulatory authority in Europe is that of the European Union, or EU, which consists of 15 countries encompassing most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the EU with respect to medical devices. The EU has adopted numerous directives and standards regulating the design, manufacture, clinical trial, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a "Notified Body." This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's product. An assessment by a Notified Body in one country within the EU is required in order for a manufacturer to commercially distribute the product throughout the EU. During this process, we must demonstrate compliance with designated manufacturing and quality requirements known as the "ISO" requirements.

We have obtained CE Mark permitting us to commercialize our products in Europe. We have certification of our manufacturing facilities to ISO 9001/EN46001 quality system requirements. We had our annual inspection in December 2001 with no non-compliance reports issued, continuing our facility as ISO 9001/EN46001 certified. While no additional premarket approvals in individual EU countries are required, prior to marketing of a device bearing the CE Mark practical complications with respect to market introduction may occur. For example, differences among countries have arisen with regard to labeling requirements.

Employees

As of January 31, 2002, we had a total of 229 employees, with 40 people in operations, 13 people in research and development, 105 people in sales, 29 people in general and administrative, 22 people in clinical and regulatory and 20 people in marketing and professional education. None of our employees is represented by a labor union, and we believe our employee relations are good.

Facilities

Our operations are headquartered in a 38,500 square foot building in Sunnyvale, California. This facility is leased through March 2005 with an option to renew through 2010. We believe that our existing facility is adequate for our current needs.

Legal Proceedings

We are not a party to any material litigation.

Scientific and Clinical Advisors

Our scientific and clinical advisory board works collaboratively with us to provide advice, assistance and consultation in the orthopedic and osteoporosis fields. We consider our advisory board members to be opinion leaders in their fields, and they offer us advice regarding one or more of the following:

     .    preclinical and clinical study design;

     . medical and surgical treatment of patients with fractures caused by osteoporosis;

     .    surgical procedure refinement with our products;

     .    the applicability of our products to procedures;

     .    feedback on both existing products and products under development; and

     .    physician training.

The following individuals advise us in the specified capacities:

Name                          Position and Affiliation
----                          ------------------------
Courtney W. Brown, M.D....... Spine Surgeon; Panorama Orthopedic Clinic, Golden, CO; Clinical
                              Instructor of Orthopedic Surgery, University of Colorado Health
                              Sciences Center, Denver, CO

Steven R. Garfin, M.D........ Spine Surgeon; Professor and Chair, Department of Orthopedics,
                              University of California, San Diego Medical Center, San Diego, CA

Joseph N. Lane, M.D.......... Orthopedic Surgeon; Chief, Metabolic Bone Disease Service and
                              Medical Director, Osteoporosis Prevention Center, Hospital for Special
                              Surgery, New York, NY; Professor of Orthopedic Surgery, Weill
                              Medical College of Cornell University, New York, NY

Jon T. Ledlie, M.D........... Spine Surgeon; Tyler Neurological Associates, Tyler, TX

Isador H. Lieberman, M.D..... Spine Surgeon; Staff, Department of Orthopedic Surgery and Spine
                              Center, Cleveland Clinic Foundation, Cleveland, OH

Frank M. Phillips, M.D....... Spine Surgeon; Assistant Professor of Surgery, Section of Orthopedic
                              Surgery and Rehabilitation, University of Chicago, Chicago, IL

Eeric Truumees, M.D.......... Spine Surgeon; Beaumont Spine Orthopaedics, Southfield, MI

Hansen A. Yuan, M.D.......... Spine Surgeon; Professor of Orthopedic and Neurological Surgery,
                              State University of New York at Syracuse Medical Center,
                              Syracuse, NY

Except for Dr. Joseph Lane, we have granted each of the above individuals one or more options to purchase shares of our common stock. In addition, some of these individuals have purchased preferred stock in prior financings. All of these surgeons use our instruments.

                                  MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of January 31, 2002:

Name                               Age Position
----                               --- --------
Gary L. Grenter................... 50  President, Chief Executive Officer and Director

Karen D. Talmadge, Ph.D........... 49  Executive Vice President, Co-Founder and Director

Jeffrey L. Kaiser................. 50  Vice President, Finance and Administration and Chief
                                         Financial Officer

Avram A. Edidin, Ph.D............. 36  Vice President, Research and Development

Eric N. Doelling.................. 43  Vice President, Operations

Mary K. Hailey.................... 41  Vice President, Reimbursement

Alan L. Marquardt................. 48  Vice President, Clinical, Regulatory and Quality

Anthony J. Recupero............... 43  Vice President, Sales

Stephen Campe/(1)/................ 36  Director

Douglas W. Kohrs/(1)/............. 43  Director

Jack W. Lasersohn/(2)/............ 48  Director

James T. Treace/(1)(2)/........... 56  Director

Elizabeth H. Weatherman/(2)/...... 42  Director

-------------------------------
/(1)/ Member of the audit committee
/(2)/ Member of the compensation committee

Gary L. Grenter has served as our President and Chief Executive Officer since July 2001. Mr. Grenter has also served as a member of our board of directors since July 2001. From April 1998 to December 2000, he was President, Chief Executive Officer and a director of Biolectron, a manufacturer of orthopedic surgical products. From October 1991 to April 1998, he was Vice President and General Manager of the Knee Team of Stryker Osteonics, a manufacturer of orthopedic products. Mr. Grenter holds a B.S. in Production Management from Northern Illinois University and an M.B.A. in Management from the Rochester Institute of Technology.

Karen D. Talmadge, Ph.D. co-founded Kyphon and has served as a member of our board of directors since January 1994. She also has served as our Executive Vice President since November 1998. From January 1994 to November 1998, Dr. Talmadge served as our President, Chief Executive Officer and Treasurer. Dr. Talmadge holds an A.B. in Biology from Bryn Mawr College and a Ph.D. in Biochemistry from Harvard University.

Jeffrey L. Kaiser has served as our Vice President, Finance and Administration and Chief Financial Officer since March 2000. From May 1997 through December 1999, he was Vice President, Chief Financial Officer, Treasurer and Secretary of UroQuest Medical, a manufacturer of products to treat urological disorders. From March 1990 to June 1996, Mr. Kaiser was Vice President, Finance and Administration and Chief Financial Officer of EP Technologies, now a division of Boston Scientific that manufactures interventional cardiac electrophysiology products. Mr. Kaiser is a Certified Public Accountant and holds a B.S. in Business Administration from Miami University, Oxford, Ohio.

Avram A. Edidin, Ph.D. has served as our Vice President, Research and Development since January 2002. From November 1996 through January 2002, he was the Principal Research Scientist at Stryker Osteonics. From September 2000 through June 2001, he was a Visiting Lecturer for the Department of Mechanical and Aerospace Engineering at Princeton University. From July 1999 through the present, he has been a Research Associate Professor for the Department of Biomedical Engineering at Drexel University. From May 1999 through the present, he has been a member of the Bioengineering Industrial Advisory Board for the College of Engineering at the University of California, Berkeley. Dr. Edidin holds a B.S. in Mechanical and Aerospace Engineering and an M.S. and Ph.D. in Bioengineering from Cornell University.

Eric N. Doelling has served as our Vice President, Operations since September 1999. From July 1996 to May 1999, Mr. Doelling was Chief Operating Officer of Somnus Medical Technologies, a manufacturer of devices to treat upper airway disorders. From April 1993 to July 1996, Mr. Doelling was Vice President of Manufacturing for Cardiac Pathways, a manufacturer of arrhythmia mapping and treatment systems. Mr. Doelling holds a B.S. in Engineering and an M.B.A. from Rensselaer Polytechnic Institute.

Mary K. Hailey has served as our Vice President, Reimbursement since February 2002. From October 1999 to February 2002, she served as our Director of Reimbursement. From July 1997 to October 1999, Ms. Hailey was initially Third Party Relations/Reimbursement Manager and then Director, Third Party Relations/Reimbursement for Sulzer Spine-Tech, a manufacturer of orthopedic devices. From May 1983 to July 1997, she was a case manager and co-owner of Hailey & Heinrich, an occupational rehabilitation company. Ms. Hailey holds a B.S. in Vocational Rehabilitation from the University of Wisconsin.

Alan L. Marquardt has served as our Vice President, Clinical, Regulatory and Quality since August 2001. From February 2000 through July 2001, Mr. Marquardt was the Vice President, Regulatory, Clinical Affairs and Quality Assurance for the Endovascular Solutions Group of Guidant, a manufacturer of cardiac and vascular devices. From March 1998 through July 1999, he was the Vice President, Regulatory, Clinical and Quality Affairs for UroQuest Medical. From
January 1993 through February 1998, he was the Vice President, Regulatory/Clinical/Quality for EP Technologies. Mr. Marquardt holds a B.S. in Microbiology from the University of Minnesota.

Anthony J. Recupero has served as our Vice President, Sales since September 2000. From October 1999 through August 2000, he served as our Director of Sales for North America. From January 1998 through September 1999, Mr. Recupero was Director of Sales for Sulzer Spine-Tech. From July 1987 through December 1997, he held various positions with United States Surgical Corporation, a manufacturer of minimally invasive surgical devices, including Director of National Accounts and Divisional Sales Director. Mr. Recupero holds a B.A. in Communications from the State of University of New York at Albany.

Stephen Campe has served as a member of our board of directors since December 1999. Since April 1998, Mr. Campe has been a Managing Director of Investor Growth Capital, Inc., a wholly-owned subsidiary of Investor AB, a venture capital firm focusing on health care and information technology investments. From September 1995 to April 1998, Mr. Campe was a consultant at McKinsey & Co., a management consulting firm. He currently serves as a director of several private companies. Mr. Campe holds a B.S. in Economics and a B.A. in Systems Science Engineering from the University of Pennsylvania and an M.B.A. from Yale University.

Douglas W. Kohrs has served as a member of our board of directors since April 2000. Since April 1999, Mr. Kohrs has been President, Chief Executive Officer and a director of American Medical Systems, a supplier of devices to treat urological disorders. From May 1998 to April 1999, Mr. Kohrs was general manager of Sulzer Spine-Tech. From August 1991 to May 1998, Mr. Kohrs served as Vice President of Research and Development and Vice President of Marketing for Spine-Tech, a predecessor of Sulzer Spine-Tech. Mr. Kohrs holds a B.S. in Bioengineering from Texas A&M University, a B.A. in Engineering Sciences from Austin College and an M.B.A. from Northeastern University.

Jack W. Lasersohn has served as a member of our board of directors since August 1996. From 1989 to the present, Mr. Lasersohn has served as a general partner of The Vertical Group, L.P., a private venture capital firm. From 1981 to 1989, Mr. Lasersohn was a vice president and then director of the venture capital division of F. Eberstadt & Co. Mr. Lasersohn serves as a director of several privately-held medical companies. Mr. Lasersohn holds a B.S. in Physics from Tufts University, an M.A. from the Fletcher School of Law & Diplomacy at Tufts University and a J.D. from Yale University.

James T. Treace has served as a member of our board of directors since July 2001. Mr. Treace is currently the President and a Managing Member of the J & A Group, LLC, a private investment and consulting business. From November 1999 to October 2000, Mr. Treace was the President of Medtronic Xomed, a manufacturer of surgical products used by ear, nose and throat surgeons. From April 1996 until November 1999, he served as Chairman of the Board of Directors, President and Chief Executive Officer of Xomed Surgical Products, the predecessor of Medtronic Xomed.

Elizabeth H. Weatherman has served as a member of our board of directors since September 2000 and also from August 1996 through January 1998. Since 1996, Ms. Weatherman has been a Managing Director of Warburg Pincus, LLC, a private equity and venture capital firm. She is responsible for Warburg Pincus' medical device investment activities. Ms. Weatherman also serves as a director of American Medical Systems, Wright Medical Group, Micro Therapeutics and several privately-held companies. Ms. Weatherman holds a B.A. from Mount Holyoke College and an M.B.A. from Stanford University.

Executive Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and officers.

Board of Directors

We currently have authorized seven directors. Stockholders have various rights to designate several board seats, which rights will terminate upon the closing of this offering. Our amended and restated certificate of incorporation, which will be effective upon the closing of this offering, provides that our board of directors will be divided into three classes, with each class being as nearly equal in size as possible. Mr. Grenter and Dr. Talmadge have been designated as Class I directors whose term expires at the 2003 annual meeting of stockholders; Messrs. Campe, Kohrs and Lasersohn have been designated as Class II directors whose term expires at the 2004 annual meeting of stockholders; and Mr. Treace and Ms. Weatherman have been designated as Class III directors whose term expires at the 2005 annual meeting of stockholders. At each annual meeting of our stockholders after the initial classification, the term of one class expires and successors are elected for three-year terms. This classification of our board of directors may have the effect of delaying or preventing changes in control of Kyphon.

Board Committees

Our board of directors has an audit committee and a compensation committee.

The audit committee was formed in January 1998, and its charter was approved in September 2000. The committee currently consists of Messrs. Campe, Kohrs and Treace. The audit committee reviews the results and scope of the annual audit and other services provided by our independent accountants, reviews and evaluates our internal audit and control functions and monitors transactions between us and our employees, officers and directors.

The compensation committee was formed in January 1998, and its charter was approved in September 2000. The committee currently consists of Ms. Weatherman and Messrs. Lasersohn and Treace. The compensation committee administers the 1996 Stock Option Plan, the 2002 Stock Plan and the 2002 Employee Stock Purchase Plan and reviews the compensation and benefits for our executive officers.

Compensation Committee Interlocks and Insider Participation

Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of the compensation committee or executive officer of

Kyphon has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity. No compensation committee member is an officer or employee of Kyphon.

Director Compensation

Our non-employee directors are reimbursed for their out-of-pocket expenses incurred in connection with attending board and committee meetings but are not compensated for their services as board members. We have in the past granted directors options to purchase our common stock pursuant to the terms of our 1996 Stock Option Plan. In addition, directors are eligible for the automatic grant of options under our 2002 Director Option Plan. Upon their initial election, non-employee directors receive an option to purchase 40,000 shares and annually thereafter receive an option to purchase an additional 10,000 shares. See "Employee Benefit Plans."

Executive Compensation

The following table sets forth summary information concerning compensation of our chief executive officer and each of the next four most highly compensated current executive officers whose total annual salary and bonus exceeded $100,000 during the fiscal year ended December 31, 2001. We refer to these persons as our named executive officers.

                          Summary Compensation Table

                                                                              Long-Term
                                                                            Compensation
                                                                        ---------------------
                                                    Annual Compensation Restricted Securities
                                                    -------------------   Stock    Underlying  All Other
Name and Principal Position                          Salary     Bonus     Awards    Options   Compensation
---------------------------                         --------  --------  ---------- ---------- ------------
Gary L. Grenter.................................... $142,083        --      --      865,000     $ 34,848/(2)/
  President and Chief Executive Officer/(1)/
Richard D. Murdock................................. $279,074        --      --           --     $250,370/(4)/
  Former President & Chief Executive Officer/(3)/
Karen D. Talmadge, Ph.D............................ $180,000  $ 40,000      --           --           --
  Executive Vice President
Jeffrey L. Kaiser.................................. $171,250  $ 32,000      --           --           --
  Vice President, Finance and Administration and
  Chief Financial Officer
Eric N. Doelling................................... $165,225  $ 30,800      --           --           --
  Vice President, Operations
Anthony J. Recupero................................ $162,750  $138,819      --       50,000     $ 39,000/(5)/
  Vice President, Sales

-------------------------------
/(1)/ Mr. Grenter joined us in July 2001 as President and Chief Executive
      Officer at an annual salary of $310,000.
/(2)/ Consists of $25,681 imputed interest on a note receivable, $2,292 for life insurance and a $6,875 car allowance.
/(3)/ Mr. Murdock resigned in February 2001.
/(4)/ Consists of $244,000 in severance pay and a $6,370 cost of living adjustment.
/(5)/ Consists of a $7,500 car allowance and a $31,500 cost of living adjustment.

Option Grants in Last Fiscal Year

The following table sets forth information with respect to stock options granted to each of our named executive officers during the fiscal year ended December 31, 2001.

                             Option Grants in 2001

                                                                       Potential Realizable Value
                         Number of                                       at Assumed Annual Rates
                         Securities  Percent of                        of Stock Price Appreciation
                         Underlying Total Options Exercise                   for Option Term
                          Options    Granted to   Price per Expiration ---------------------------
Name                      Granted     Employees     Share      Date          5%           10%
----                     ---------- ------------- --------- ---------- -------------  ------------
Gary L. Grenter.........  865,000       26.4%       $1.00    7/18/11               $             $
Alan L. Marquardt.......  300,000        9.2%       $1.00    8/31/11               $             $
Anthony J. Recupero.....   50,000        1.5%       $1.00    2/28/11               $             $

The amounts disclosed in the column captioned "Exercise Price per Share" represented the fair market value of the underlying shares of common stock on the dates the respective options were granted as determined by our board of directors.

The potential realizable values are calculated by multiplying the number of shares granted by the assumed initial public offering price of $______ per share, assuming that the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of the option term at the appreciated price, and subtracting the exercise price. Stock price appreciation of 5% and 10% is assumed pursuant to rules of the U.S. Securities and Exchange Commission and does not represent our estimate or projection of our future common stock prices.

Aggregate Option Exercises in 2001 and Option Values

The following table sets forth information concerning the number and value of unexercised options held by each of our named executive officers on December 31, 2001. The value of "in-the-money" stock options represents the positive spread between the exercise price of stock options and the assumed initial public offering price of $______ per share.

In 2001, we granted options to purchase an aggregate of 3,630,033 shares. Options generally vest over a four-year period, with 25% of the option shares vesting after one year and 2.1% of the option shares vesting monthly thereafter. However, the options granted to Messrs. Grenter, Kaiser and Doelling provide for full acceleration of vesting upon certain events as described further in "Change in Control Arrangements." Options have a term of ten years but may terminate before their expiration dates if the optionee's status as an employee is terminated or upon the optionee's death or disability.

                                                    Number of Securities
                                                         Underlying        Value of Unexercised
                                                   Unexercised Options at In-the-Money Options at
                                Shares               December 31, 2001       December 31, 2001
                               Acquired    Value   ---------------------- -----------------------
Name                          on Exercise Realized   Vested     Unvested  Vested         Unvested
----                          ----------- --------  -------    --------   ------         --------
Gary L. Grenter/(1)/.........        --       --    90,104     774,896      $               $
Karen D. Talmadge, Ph.D......        --       --   129,167      70,833      $               $
Jeffrey L. Kaiser............   100,000     $      120,313     154,687      $               $
Eric N. Doelling.............    50,000     $      154,688     120,312      $               $
Anthony J. Recupero..........        --       --    95,834     179,166      $               $

-------------------------------
/(1)/ Mr. Grenter's option grant may be exercised in full subject to our right to repurchase any unvested shares at the original exercise price if his employment is terminated.

Employee Benefit Plans

1996 Stock Option Plan

Our board of directors and stockholders adopted our 1996 Stock Option Plan in August 1996. Our board of directors has decided not to grant any additional options under the 1996 Stock Option Plan following the effective date of this offering. However, the 1996 Stock Option Plan will continue to govern the terms and conditions of the outstanding options granted under the 1996 Stock Option Plan.

Number of Shares of Common Stock Available Under the 1996 Stock Option Plan. A total of 9,500,000 shares of our common stock are authorized for issuance under the 1996 Stock Option Plan. As of December 31, 2001, options to acquire a total of 7,326,218 shares of our common stock were issued and outstanding, and a total of 1,208,432 shares of our common stock had been issued upon the exercise of options granted under the 1996 Stock Option Plan.

Administration of the 1996 Stock Option Plan. Our board of directors or a committee of our board administers the 1996 Stock Option Plan. The administrator has the authority to determine the terms and conditions of the options granted under the plan.

Options. Our 1996 Stock Option Plan provides for the grant of nonstatutory stock options to our employees, directors and consultants and for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to our employees. The exercise price of nonstatutory and incentive stock options granted under our 1996 Stock Option Plan may not be less than 85% and 100%, respectively, of the fair market value of our common stock on the date of grant, and the term of an option may not exceed ten years. An outstanding option may terminate prior to the end of its ten-year term if an optionee ceases to be a service provider.

Adjustments upon Merger or Asset Sale. Our 1996 Stock Option Plan provides that in the event of our merger with or into another corporation, the successor corporation will assume or substitute each option. If the outstanding options are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option as to all of the shares subject to the option, including shares that would not otherwise be exercisable, for a period of 15 days from the date of notice. The option will terminate upon the expiration of the 15-day period.

2002 Stock Plan

Our board of directors adopted the 2002 Stock Plan in ______ 2002, and our stockholders approved it in ______ 2002. Our 2002 Stock Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code to our (and our subsidiary corporations') employees and for the grant of nonstatutory stock options and stock purchase rights to our (and our subsidiary corporations') employees, directors and consultants.

Number of Shares of Common Stock Available under the 2002 Stock Plan. As of ______, 2002, a total of 2,500,000 shares of our common stock were reserved for issuance pursuant to the 2002 Stock Plan, of which no options were issued and outstanding. The 2002 Stock Plan will become effective on the completion of this offering. At that time, no further grants will be made under the 1996 Stock Option Plan. In addition, our 2002 Stock Plan provides that any shares reserved but unissued under the 1996 Stock Option Plan and any shares returned to the 1996 Stock Option Plan as the result of termination of options or the repurchase of shares will be reserved for issuance under the 2002 Stock Plan together with annual increases in the number of shares available for issuance under the 2002 Stock Plan on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of:

     . 5% of the outstanding shares of common stock on the first day of our fiscal year;

     .    3,500,000 shares; or

     .    an amount our board may determine.

Administration of the 2002 Stock Plan. Our board of directors or a committee of our board administers the 2002 Stock Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of Section 162(m) of the Code. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise.

Options. The administrator determines the exercise price of options granted under the 2002 Stock Plan, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code and all incentive stock options the exercise price must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option generally may not exceed ten years and the administrator determines the term of all other options.

No optionee may be granted an option to purchase more than 750,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an additional option to purchase up to 2,000,000 shares.

After one of our employees, directors or consultants is terminated, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

The administrator determines the exercise price of stock purchase rights granted under our 2002 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

Transferability of Options. Our 2002 Stock Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option and stock purchase right during his or her lifetime.

Adjustments upon Merger or Asset Sale. Our 2002 Stock Plan provides that in the event of our "change of control," the successor corporation will assume or substitute an equivalent option or right for each outstanding option or stock purchase right. If there is no assumption or substitution of outstanding options or stock purchase rights, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

Amendment and Termination of our 2002 Stock Plan. Our 2002 Stock Plan will automatically terminate in 2012, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2002 Stock Plan provided it does not adversely affect any option previously granted under it.

2002 Employee Stock Purchase Plan

Our board of directors adopted the 2002 Employee Stock Purchase Plan in _____2002.

Number of Shares of Common Stock Available Under the Purchase Plan. A total of 750,000 shares of our common stock will be made available for sale under the purchase plan. In addition, our 2002 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2002 Employee Stock Purchase Plan on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of:

     . 2% of the outstanding shares of our common stock on the first day of the fiscal year;

     .    1,500,000 shares; or

     .    an amount our board may determine.

Administration of the Purchase Plan. Our board of directors or a committee of our board administers the 2002 Employee Stock Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of the 2002 Employee Stock Purchase Plan and determine eligibility.

Eligibility to Participate. All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock if the employee:

     . immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

     . has stock purchase rights under our 2002 Employee Stock Purchase Plan that accrue in excess of $25,000 worth of stock for each calendar year.

Offering Periods and Contributions. Our 2002 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after August 1, 2004.

Our 2002 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant's base salary, wages, overtime pay, commissions, bonuses and other compensation, remuneration paid directly to the employee. A participant may purchase a maximum of 2,500 shares during a six-month purchase period.

Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after a purchase period ends. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Upon an employee's termination with us, he or she will have the opportunity to continue to participate in the purchase plan for three months after termination. Upon the expiration of the three-month period, the employee's participation will automatically end.

Transferability of Rights. A participant may not transfer rights granted under the 2002 Employee Stock Purchase Plan other than by will, by the laws of descent and distribution or as otherwise provided under the 2002 Employee Stock Purchase Plan.

Adjustments upon Merger or Asset Sale. In the event of our "change of control," a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

Amendment and Termination of the Purchase Plan. Our board of directors has the authority to amend or terminate our 2002 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2002 Employee Stock Purchase Plan, no amendment may adversely affect any outstanding rights to purchase stock under our 2002 Employee Stock Purchase Plan.

2002 Director Option Plan

Our board of directors adopted the 2002 Director Option Plan in ______ 2002, and our stockholders approved it in ______ 2002. The 2002 Director Option Plan provides for the periodic grant of nonstatutory stock options to our non-employee directors.

Number of Shares of Common Stock Available under the 2002 Director Option
Plan. As of ______, 2002, a total of 200,000 shares were reserved for issuance under the 2002 Director Option Plan, of which no options to acquire shares were issued and outstanding. In addition, our 2002 Director Option Plan provides for annual increases in the number of shares available for issuance under it on the first day of each fiscal year, beginning with our fiscal year 2003, equal to the lesser of:

     . the number of shares subject to options granted under the 2002 Director Option Plan in the prior fiscal year; or

     .    an amount determined by our board of directors.

Automatic Grants. All grants of options to our non-employee directors under the 2002 Director Option Plan are automatic. We will grant each non-employee director an option to purchase 40,000 shares when the person first becomes a non-employee director (except for those directors who become non-employee directors by ceasing to be employee directors). All non-employee directors will also receive an option to purchase 10,000 shares on the date of our annual stockholder's meeting each year.

Options. All options granted under our 2002 Director Option Plan have a term of ten years and an exercise price equal to fair market value on the date of grant. Each option to purchase 40,000 shares becomes exercisable as to 25% of the shares subject to the option on each anniversary of its date of grant provided the non-employee director remains a director on such dates. Each option to purchase 10,000 shares becomes exercisable as to 100% of the shares subject to the option on the fourth anniversary of its date of grant provided the non-employee director remains a director on such date.

After termination as a non-employee director with us, an optionee must exercise an option at the time set forth in his or her option agreement. If termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will remain exercisable for a period of three months. However, an option may never be exercised later than the expiration of its term.

Transferability of Rights. A non-employee director may not transfer options granted under our 2002 Director Option Plan other than by will or the laws of descent and distribution. Only the non-employee director may exercise the option during his or her lifetime.

Adjustments upon Merger or Asset Sale. In the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute for each option. If such assumption or substitution occurs, the options will continue to be exercisable according to the same terms as before the merger or sale of assets. Following such assumption or substitution, if a non-employee director is terminated other than by voluntary resignation, the option will become fully exercisable and generally will remain exercisable for a period of three months. If the outstanding options are not assumed or substituted for, our board of directors will notify each non-employee director that he or she has the right to exercise the option as to all shares subject to the option for a period of 30 days following the date of the notice. The option will terminate upon the expiration of the 30-day period.

Amendment and Termination of the 2002 Director Option Plan. Unless terminated sooner, our 2002 Director Option Plan will automatically terminate in 2012. Our board of directors has the authority to amend alter, suspend or discontinue the 2002 Director Option Plan, but no amendment may adversely affect any outstanding grant made under it.

Change in Control Arrangements

Employment at Kyphon is at will. It is our policy to extend offer letters to our prospective employees that contain the material terms of their employment. The offer letter to Eric N. Doelling, our Vice President, Operations, provides that, in the event of a change in control, all of the shares subject to his initial stock option grant will fully and immediately vest. The offer letter to Jeffrey L. Kaiser, our Vice President, Finance and Administration and Chief Financial Officer, provides that, in the event of a change in control, all of his outstanding stock options will fully and immediately vest if his position is eliminated or changed and he will receive a severance payment equal to six months of his annual salary if he is terminated without cause. In addition, we have entered into an employment agreement with Gary L. Grenter, our President and Chief Executive Officer, which provides for continued payment of his salary and reimbursement for health insurance for 12 months following termination of employment without cause or constructive termination. If termination without cause or constructive termination occurs after a change in control, he will also receive full and immediate vesting of his outstanding stock options and a payment equal to his bonus for the preceding fiscal year. Mr. Grenter's employment agreement also provides that he will receive a payment equal to the amount of any excise tax for which he is liable if any severance or other benefits constitute parachute payments under federal tax laws and that he will be fully grossed-up for any imputed income required to be recognized with respect to such payment.

Limitations on Liability and Indemnification

Our bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and other agents to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. We are obtaining a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

We intend to enter into agreements with our directors and executive officers regarding indemnification. Under these agreements we will be required to indemnify them against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action, in connection with an actual, or a threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers. We will be obligated to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we will be obligated to pay these amounts only if the officer or director had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also will set forth procedures that will apply in the event of a claim for indemnification.

In addition, our amended and restated certificate of incorporation filed in connection with this offering provides that the liability of our directors for monetary damages will be eliminated to the fullest extent permissible under Delaware law. This provision in our amended and restated certificate of incorporation does not eliminate a director's duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or our stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and us and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Except as disclosed in this paragraph, there is no pending litigation or proceeding involving any of our directors as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director. We are in arbitration with one of our former employees who has claimed wrongful termination. Kyphon is the sole defendant in this action.

                          RELATED PARTY TRANSACTIONS

In December 1999 and February 2000, we sold an aggregate of 8,371,531 shares of our series E preferred stock, which will convert into common stock on a one-for-one basis upon completion of this offering, to several of our affiliates at a price of $3.09 per share. The purchasers of our preferred stock will have registration rights with respect to their shares of common stock following the completion of this offering. See "Description of Capital Stock--Registration Rights."

Between July 2001 and February 2002, we sold convertible promissory notes with an aggregate principal amount of $14.0 million to several of our affiliates. Upon completion of this offering, we plan to repay the outstanding principal and interest on convertible promissory notes with an aggregate principal amount of $13.3 million. The remaining note, which is held by J & A Group, LLC, will automatically convert into ______ shares of common stock at an assumed initial
public offering price of $     per share. We also are obligated to issue to the
holders of the convertible promissory notes, upon completion of this offering, warrants exercisable for an aggregate of ______ shares of common stock based upon an assumed initial public offering price of $______ at an exercise price per share of $0.01.

The following affiliated entities purchased securities in the amounts shown below:

                                                                  Principal
                                                                  Amount of  Common Stock
                                                                 Convertible Issuable Upon
Directors, Executive Officers                     Series E       Promissory   Exercise of
and 5% Stockholders                               Preferred         Notes    Warrants/(1)/
-----------------------------                     ---------      ----------- -------------
Investor Growth Capital Limited/(2)/............. 4,258,495/(3)/ $4,620,000

J & A Group, LLC/(4)/............................        --      $  700,000

Vertical Fund Associates, L.P./(5)/..............   363,102      $  350,000

Warburg, Pincus Ventures, L.P./(6)/.............. 3,375,329      $8,330,000

-------------------------------
/(1)/ Assuming repayment of the convertible promissory notes that do not automatically convert.
/(2)/ Stephen Campe, an employee of an affiliate of Investor Growth Capital
      Limited, is one of our directors.
/(3)/ Includes 1,277,549 shares purchased by Investor Group L.P., an affiliate of Investor Growth Capital Limited.
/(4)/ James T. Treace, President and a Managing Member of J & A Group, LLC, is
      one of our directors.
/(5)/ Jack W. Lasersohn, a general partner of The Vertical Group, L.P., the sole general partner of Vertical Fund Associates, L.P., is one of our directors.
/(6)/ Elizabeth H. Weatherman, a partner of Warburg, Pincus & Co., the general partner of Warburg, Pincus Ventures, L.P., is one of our directors.

In 1999 and 2000, we paid Mark Reiley, M.D., who was then a member of our board of directors, approximately $136,000 and $232,000, respectively, for consulting services.

In December 2001, we loaned Gary L. Grenter, our President and Chief Executive Officer, approximately $2.9 million pursuant to a promissory note to assist
Mr. Grenter in the purchase of a new principal residence near our headquarters in California following his relocation. This loan is secured by the property purchased and is due and payable in four equal annual installments beginning on December 31, 2007 or on each anniversary of this offering if Mr. Grenter's stock options or shares purchased thereunder reach certain valuations. In addition, this loan will be due and payable following termination of Mr. Grenter's employment with us.

                            PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us with respect to beneficial ownership of our common stock as of January 31, 2002, as adjusted to reflect the sale of shares in this offering, by:

     . each person, or group of affiliated, persons, known by us to own beneficially more than 5% of our outstanding stock;

     .    each of our directors;

     .    each of our named executive officers; and

     .    all of our current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of January 31, 2002, are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Percentage of beneficial ownership is based upon 29,121,411 shares of common stock outstanding as of January 31, 2002 and ______ shares of common stock outstanding after this offering. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o Kyphon Inc., 1350 Bordeaux Drive, Sunnyvale, California 94089.

                                                                                     Shares Issuable
                                                                  Shares Subject       Pursuant to     Percent Beneficially
                                                                  to Warrants to         Options              Owned
                                                   Shares         be Issued Upon       Exercisable     --------------------
                                                Beneficially       Completion of    Within 60 Days of   Before      After
Name of Beneficial Owner                           Owned         this Offering/(1)/ January 31, 2002   Offering    Offering
------------------------                        ------------     -----------------  -----------------  --------    --------
Warburg, Pincus Ventures, L.P./(2)/............  14,090,657                                    --       48.39%
 466 Lexington Avenue
 New York, NY 10017
Investor Growth Capital Limited/(3)/...........   4,258,495                                    --       14.62%
 National Westminster House
 Le Truchot St. Peter Port
 Guernsey Channel Island
 GYI 4PW, U.K.
Vertical Fund Associates, L.P./(4)/............   3,712,538                                    --       12.75%
 18 Bank Street
 Summit, NJ 07901
Elizabeth H. Weatherman/(2)/...................  14,090,657             --                     --       48.39%
Jack W. Lasersohn/(4)/.........................   3,712,538             --                     --       12.75%
Karen D. Talmadge, Ph.D........................   1,160,000             --                137,500        4.43%
Eric N. Doelling...............................     204,688/(5)/        --                 17,187           *
Jeffrey L. Kaiser..............................     200,000/(6)/        --                 37,500           *
Gary L. Grenter................................     100,000             --                765,000/(7)/   2.89%
Anthony J. Recupero............................          --             --                127,083           *
Douglas W. Kohrs...............................          --             --                 25,000           *
Stephen Campe..................................          --             --                     --          --
James T. Treace/(8)/...........................     100,000                                     0           *
All directors and executive officers as a group
  (13 persons).................................  19,567,833                             1,145,520       68.44%

-------------------------------
    *   Less than 1%.
  /(1)/ Upon completion of this offering, we are obligated to issue to the holders of our convertible promissory notes warrants to purchase the indicated number of shares based upon an assumed initial public offering price of $________ at an exercise price per share of $0.01 and assuming we repay our outstanding convertible promissory notes that do not automatically convert. These warrants will be immediately exercisable.
  /(2)/ Warburg, Pincus & Co. is the sole general partner of Warburg, Pincus
        Ventures, L.P. Warburg, Pincus Ventures, L.P. is managed by Warburg Pincus LLC. Lionel I. Pincus is the managing partner of Warburg, Pincus & Co. and the managing member of Warburg Pincus LLC and may be deemed to control both entities. Elizabeth H. Weatherman, one of our directors, is a managing director and member of Warburg Pincus LLC and a general partner of Warburg, Pincus & Co. All shares indicated as beneficially owned by Ms. Weatherman are included because of her affiliation with Warburg Pincus. Ms. Weatherman disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.
  /(3)/ Consists of 2,980,946 shares owned by Investor Growth Capital Limited, an indirectly wholly owned subsidiary of Investor AB, and 1,277,549 shares owned by Investor Group L.P., a limited partnership of which Investor AB serves as the ultimate general partner. Stephen Campe, one of our directors, is an employee of an affiliate of Investor AB.
  /(4)/ The Vertical Group, L.P. is the sole general partner of Vertical Fund
        Associates, L.P. Jack W. Lasersohn, one of our directors, is a general partner of The Vertical Group, L.P. All shares indicated as beneficially owned by Mr. Lasersohn are included because of his affiliation with Vertical. Mr. Lasersohn disclaims beneficial ownership of all shares owned by the Vertical entities except to the extent of his partnership interest in these shares.
  /(5)/ Includes 25,000 shares issued upon the early exercise of a stock option that remain subject to repurchase by us.
  /(6)/ Includes 50,000 shares issued upon the early exercise of a stock option that remain subject to repurchase by us.
  /(7)/ Mr. Grenter's option is fully exercisable, subject to our right to repurchase any unvested shares at the original exercise price in the event of the termination of his employment.
  /(8)/ Excludes _________ shares of common stock issuable upon completion of this offering in connection with the conversion of the outstanding convertible promissory note held by J & A Group, LLC at an assumed initial public offering price of $______. Includes ________ shares subject to a warrant that will be issued to J & A Group LLC upon completion of this offering. James T. Treace, one of our directors, is the President and a Managing Member of J & A Group, LLC. Mr. Treace will exercise voting and/or investment control over these shares.

                         DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, we will be authorized to issue up to 120,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

As of January 31, 2002, there were 29,121,411 shares of common stock outstanding held of record by 99 stockholders. There will be ______ shares of common stock outstanding after giving effect to the sale of common stock offered in this offering. As of January 31, 2002, there were outstanding options to purchase a total of 6,836,297 shares of our common stock under our 1996 Stock Option Plan.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably only those dividends as may be declared by the board of directors out of funds legally available therefore, as well as any distributions to the stockholders. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and distribute the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Warrants

As of January 31, 2002, the following warrants were outstanding:

     . A warrant to purchase 9,728 shares of Series B Preferred Stock at an exercise price of $0.35 per share issued in conjunction with an equipment lease line. This warrant expires on the earlier of April 2003 or our merger or acquisition with or into another company.

     . A warrant to purchase 8,632 shares of Series C Preferred Stock at an exercise price of $0.92 per share issued in conjunction with an equipment lease line. This warrant will automatically be exercised upon the closing of this offering if not previously exercised.

     . A warrant to purchase 25,000 shares of Series E Preferred Stock at an exercise price of $3.09 per share issued in connection with our facility lease. This warrant expires if not exercised by the closing of this offering.

Upon the closing of this offering, all outstanding warrants to purchase preferred stock will become exercisable for an equal number of shares of common stock.

In addition, we are obligated to issue to the holders of our outstanding convertible promissory notes warrants to purchase shares of common stock at an exercise price of $0.01 per share. These warrants will expire in June 2008 and, assuming we repay the outstanding convertible notes that do not automatically
convert, will be exercisable for an aggregate of        shares of common stock
based upon an assumed initial public offering price of $_____ per share.

Preferred Stock

Our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Kyphon. We have no present plan to issue any shares of preferred stock.

Registration Rights

Following the closing of this offering, the holders of 23,646,019 shares of our common stock and 25,000 shares subject to warrants will be entitled to certain rights with respect to the registration of their shares under the Securities Act. In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, these holders are entitled to notice of the registration and are entitled to include their common stock in the registration, subject to certain marketing and other limitations. Beginning six months after the closing of this offering, the holders of at least 50% of these securities have the right to require us, on not more than two occasions, to file a registration statement under the Securities Act in order to register all or any part of their common stock. Further, these holders may require us to register all or a portion of their shares on a Form S-3. These registration rights are subject to conditions and limitations, including the right of underwriters to limit the number of shares included in any registration statement.

Anti-takeover Effects of Provisions of Our Charter and Bylaws

Our amended and restated certificate of incorporation and bylaws provide for our board of directors to be divided into three classes, with staggered three-year terms. When this division is effective, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. In addition, our bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing, and that only our board of directors, chairman of the board, chief executive officer, president and one or more stockholders holding shares in the aggregate representing at least 10% of the voting shares of our stock may call a special meeting of stockholders.

The combination of the classification of our board of directors, when effective, and lack of cumulative voting will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of Kyphon by replacing our board of directors. Since the board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Kyphon.

These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Kyphon. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and in the policies furnished them and to discourage certain types of transactions that may involve an actual or threatened change of control of Kyphon. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.

Section 203 of the General Corporation Law of the State of Delaware

We are subject to Section 203 of the General Corporation Law of the State of Delaware, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, with the following exceptions:

     . prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

     . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

     . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines business combination to include the following:

     . any merger or consolidation involving the corporation and the interested stockholder;

     . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

     . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

     . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

     . the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

Nasdaq National Market Listing

Application has been made for quotation of our common stock on The Nasdaq National Market under the symbol "KYPH."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services L.L.C. Its address is 400 South Hope St., 4th Floor, Los Angeles, California 90071, and its telephone number is (213) 553-9730.

                        SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Some shares will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after any of these restrictions on sale lapse could adversely affect the prevailing market price of the common stock and impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have ______ shares of common stock outstanding based on shares outstanding as of January 31, 2002. Of these shares, the ________ shares sold in this offering will be freely transferable without restriction under the Securities Act, except for shares purchased by our affiliates, as that term is used under the Securities Act, which may generally be sold only in accordance with Rule 144 of the Securities Act.

The remaining 29,121,411 shares were sold by us in reliance on exemptions from the registration requirements of the Securities Act and are restricted securities within the meaning of Rule 144. Beginning 180 days after the effective date of this prospectus, all of these shares will become eligible for sale, subject to the provisions of Rule 144, Rule 144(k) or Rule 701, upon the expiration of agreements not to sell these shares entered into between our underwriters and stockholders.

Beginning 180 days after the date of this prospectus, ______ additional shares
subject to vested options as of           , 2002 will be available for sale
subject to compliance with Rule 701 and upon the expiration of agreements not to sell these shares entered into between our underwriters and stockholders.

Any shares subject to lock-up agreements may be released at any time without notice by the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of completion of this offering, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock (approximately ______ shares immediately after this offering) or the average weekly trading volume in the common stock during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale and certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of Kyphon at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without regard to the requirements described above.

Rule 701

Any of our employees, officers, directors or consultants who purchased his or her shares prior to the date of completion of this offering or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the holding-period restrictions of Rule 144, in each case commencing 90 days after the date of completion of this offering. However, we and certain officers, directors and other stockholders have agreed not to sell or otherwise dispose of any shares of common stock for the 180-day period after the date of this prospectus without the prior written consent of the underwriters. See "Underwriting."

Options

As soon as practicable after the date of completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of common stock reserved for issuance under the 1996 Stock Option Plan, 2002 Stock Plan, 2002 Employee Stock Purchase Plan and 2002 Director Option Plan, thus permitting the resale of these shares in the public market without restriction under the Securities Act. This registration statement will become effective immediately upon filing.

                                 UNDERWRITING

The underwriters named below, for whom U.S. Bancorp Piper Jaffray Inc., Banc of America Securities LLC and Bear, Stearns & Co. Inc. are acting as representatives, have agreed to buy, subject to the terms of a purchase agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

                                                               Number of
       Underwriters                                             Shares
       ------------                                           -----------
       U.S. Bancorp Piper Jaffray Inc........................
       Banc of America Securities LLC........................
       Bear, Stearns & Co. Inc...............................
                                                              -----------
          Total..............................................
                                                              ===========

The underwriters have advised us that they propose to offer the shares initially to the public at $____ per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $______ per share. The underwriters may allow and the dealers may reallow a concession of not more than $______ per share on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.

At our request, the underwriters have reserved for sale at the initial public offering price up to ____________ shares of common stock to directors, employees and persons having business relationships with or otherwise related to us. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares that are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

We have granted to the underwriters an option to purchase up to an additional ______ shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth on the cover page of this prospectus. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

                                                    No Exercise Full Exercise
                                                    ----------- -------------
  Per share........................................      $            $
  Total............................................      $            $

We estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $______.
We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of this offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

The offering of our shares of common stock is made for delivery when and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or part.

We and each of our directors and executive officers and substantially all of our stockholders have agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of U.S. Bancorp Piper Jaffray Inc., for a period of 180 days after the date of the final prospectus relating to this offering.

Prior to this offering, there has been no established trading market for the common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price will include:

     . the history of, and the prospects for, the industry in which we compete;

     .    our past and present operations;

     .    our historical results of operations;

     .    our prospects for future earnings;

     . the recent market prices of securities of generally comparable companies; and

     . the general condition of the securities markets at the time of this offering and other relevant factors.

The initial public offering price of the common stock may not correspond to the price at which the common stock will trade in the public market subsequent to this offering, and an active public market for the common stock may never develop and continue after this offering.

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also effect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cooley Godward LLP, Palo Alto, California. As of the date of this prospectus, WS Investment Company, an investment partnership composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as certain individual attorneys of Wilson Sonsini Goodrich & Rosati, beneficially own an aggregate of 167,872 shares of our common stock.

                                    EXPERTS

The consolidated financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

                                  KYPHON INC.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         Page
                                                                         ----
   Report of Independent Accountants.................................... F-2
   Consolidated Balance Sheets.......................................... F-3
   Consolidated Statements of Operations................................ F-4
   Consolidated Statements of Stockholders' Deficit..................... F-5
   Consolidated Statements of Cash Flows................................ F-6
   Notes to Consolidated Financial Statements........................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Kyphon Inc.

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Kyphon Inc. and subsidiaries (the "Company") at December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule appearing under Item 16(b) on page S-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

                                          /s/  PRICEWATERHOUSECOOPERS LLP

San Jose, California
February 15, 2002, except for the last paragraph of Note 5
as to which the date is February 28, 2002

                                  KYPHON INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                        December 31,           Pro Forma at
                                                                 --------------------------    December 31,
                                                                     2000          2001      2001 (see Note 2)
                                                                 ------------  ------------  -----------------
                                                                                                (Unaudited)
Assets
Current assets:
   Cash and cash equivalents.................................... $  8,897,747  $  3,351,982
   Accounts receivable, less allowance for doubtful accounts of
     $80,000, and $100,000, respectively........................    1,858,474     5,578,778
   Inventories..................................................    1,383,865     2,393,224
   Prepaid expenses and other current assets....................      246,610       551,189
   Related party note receivable................................           --       388,610
                                                                 ------------  ------------
       Total current assets.....................................   12,386,696    12,263,783
Property and equipment, net.....................................    2,489,773     3,143,562
Related party note receivable, net of discount..................           --     1,538,975
Other assets....................................................      318,812     1,340,566
                                                                 ------------  ------------
       Total assets............................................. $ 15,195,281  $ 18,286,886
                                                                 ============  ============
Liabilities, Convertible Preferred Stock and Stockholders'
  Equity (Deficit)
Current liabilities:
   Current portion of notes payable............................. $    135,112  $    116,194
   Accounts payable.............................................      390,695     1,999,402
   Accrued liabilities..........................................    1,647,857     3,770,958
   Convertible promissory notes.................................           --    12,000,000
                                                                 ------------  ------------
       Total current liabilities................................    2,173,664    17,886,554
Notes payable, net of current portion...........................      131,528        43,192
                                                                 ------------  ------------
       Total liabilities........................................    2,305,192    17,929,746
                                                                 ------------  ------------
Commitments and contingencies (Note 6)

Convertible preferred stock, par value: $0.001
 Authorized: 26,438,116 shares
 Issued and outstanding: 26,291,288 shares in 2000 and 2001
   and none pro forma (unaudited)
   (Liquidation preference: $39,341,896 at December 31, 2000
   and 2001)....................................................   38,024,064    38,024,064    $         --
                                                                 ------------  ------------    ------------
Stockholders' equity (deficit):
   Common stock, par value: $0.001
     Authorized: 40,000,000 shares
     Issued and outstanding: 2,338,452 shares in
       2000, 2,330,158 shares in 2001 and 28,621,446 shares
       pro forma (unaudited)....................................        2,338         2,330          28,621
   Additional paid-in capital...................................    8,523,723    23,122,203      61,119,976
   Deferred stock-based compensation, net.......................   (6,781,171)  (16,082,232)    (16,082,232)
   Accumulated other comprehensive loss.........................           --       (16,661)        (16,661)
   Accumulated deficit..........................................  (26,878,865)  (44,692,564)    (44,692,564)
                                                                 ------------  ------------    ------------
       Total stockholders' equity (deficit).....................  (25,133,975)  (37,666,924)   $    357,140
                                                                 ------------  ------------    ============
       Total liabilities, convertible preferred stock and
         stockholders' equity (deficit)......................... $ 15,195,281  $ 18,286,886
                                                                 ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                  KYPHON INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         Years Ended December 31,
                                                                 ---------------------------------------
                                                                    1999          2000          2001
                                                                 -----------  ------------  ------------
Net sales....................................................... $   260,589  $  6,076,392  $ 36,073,121
Cost of goods sold..............................................     518,729     3,606,051     8,107,893
                                                                 -----------  ------------  ------------
Gross profit (loss).............................................    (258,140)    2,470,341    27,965,228
Operating expenses:
   Research and development.....................................   1,995,717     4,516,554     7,858,727
   Sales and marketing..........................................   1,264,187    11,398,981    27,891,377
   General and administrative...................................   1,875,380     5,343,256     9,720,393
                                                                 -----------  ------------  ------------
       Total operating expenses.................................   5,135,284    21,258,791    45,470,497
Loss from operations............................................  (5,393,424)  (18,788,450)  (17,505,269)
Interest income.................................................     268,750     1,180,515       178,911
Interest expense................................................     (46,498)      (34,239)     (364,420)
Other expenses..................................................          --       (60,041)     (122,921)
                                                                 -----------  ------------  ------------
Net loss........................................................ $(5,171,172) $(17,702,215) $(17,813,699)
                                                                 ===========  ============  ============
Net loss per common share, basic and diluted.................... $    (12.96) $     (15.55) $      (9.06)
                                                                 ===========  ============  ============
Weighted-average shares used in computing net loss per common
  share, basic and diluted......................................     399,150     1,138,547     1,966,828
                                                                 ===========  ============  ============
Pro forma net loss per common share, basic and diluted
  (unaudited) (see Note 9)......................................                            $      (0.63)
                                                                                            ============
Weighted-average shares used in computing pro forma net loss per
  common share, basic and diluted (unaudited) (see Note 9)......                              28,258,116
                                                                                            ============




  The accompanying notes are an integral part of these consolidated financial statements.

                                  KYPHON INC.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
             For the Years Ended December 31, 1999, 2000 and 2001

                                                                                        Accumulated
                                            Common Stock    Additional     Deferred        Other                       Total
                                         -----------------   Paid-In     Stock-Based   Comprehensive Accumulated   Stockholders'
                                          Shares    Amount   Capital     Compensation  Income (Loss)   Deficit        Deficit
                                         ---------  ------  -----------  ------------  ------------- ------------  -------------
Balance at January 1, 1999.............. 1,505,059  $1,505  $    87,255  $         --    $     --    $ (4,005,478) $ (3,916,718)
  Exercise of stock options.............   151,043     151        6,422            --          --              --         6,573
  Issuance of common stock for cash.....   100,000     100       12,900            --          --              --        13,000
  Change in unrealized appreciation
   on investments.......................        --      --           --            --      24,504              --        24,504
  Deferred stock-based compensation.....        --      --      797,700      (797,700)         --              --            --
  Amortization of deferred
   stock-based compensation.............        --      --           --        29,684          --              --        29,684
  Net loss..............................        --      --           --            --          --      (5,171,172)   (5,171,172)
                                         ---------  ------  -----------  ------------    --------    ------------  ------------
Balance at December 31, 1999............ 1,756,102   1,756      904,277      (768,016)     24,504      (9,176,650)   (9,014,129)
  Exercise of stock options.............   582,350     582      201,070            --          --              --       201,652
  Issuance of warrants to purchase
   Series E preferred stock.............        --      --       51,475            --          --              --        51,475
  Change in unrealized appreciation
   on investments.......................        --      --           --            --     (24,504)             --       (24,504)
  Deferred stock-based compensation.....        --      --    7,366,901    (7,366,901)         --              --            --
  Amortization of deferred
   stock-based compensation.............        --      --           --     1,353,746          --              --     1,353,746
  Net loss..............................        --      --           --            --          --     (17,702,215)  (17,702,215)
                                         ---------  ------  -----------  ------------    --------    ------------  ------------
Balance at December 31, 2000............ 2,338,452   2,338    8,523,723    (6,781,171)         --     (26,878,865)  (25,133,975)
  Exercise of stock options.............   460,456     461      165,262            --          --              --       165,723
  Repurchase of common stock............  (468,750)   (469)     (24,140)           --          --              --       (24,609)
  Cumulative translation adjustment.....        --      --           --            --     (16,661)             --       (16,661)
  Deferred stock-based compensation.....        --      --   14,457,358   (14,457,358)         --              --            --
  Amortization of deferred
   stock-based compensation.............        --      --           --     5,156,297          --              --     5,156,297
  Net loss..............................        --      --           --            --          --     (17,813,699)  (17,813,699)
                                         ---------  ------  -----------  ------------    --------    ------------  ------------
Balance at December 31, 2001............ 2,330,158  $2,330  $23,122,203  $(16,082,232)   $(16,661)   $(44,692,564) $(37,666,924)
                                         =========  ======  ===========  ============    ========    ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                  KYPHON INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Years Ended December 31,
                                                               ---------------------------------------
                                                                  1999          2000          2001
                                                               -----------  ------------  ------------
Cash flows from operating activities:
   Net loss................................................... $(5,171,172) $(17,702,215) $(17,813,699)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
       Preferred stock issued for services received...........      27,778            --            --
       Provision for doubtful accounts receivable.............          --        80,000        20,000
       Provision for excess and obsolete inventories..........       9,577        81,669         9,288
       Depreciation and amortization..........................     196,958       671,524       864,454
       Loss on disposal of property and equipment.............       2,417        90,917       122,222
       Amortization of deferred stock-based compensation......      29,684     1,353,746     5,156,297
       Realized gain on investments...........................     (91,603)     (608,954)           --
       Changes in operating assets and liabilities:
        Accounts receivable...................................    (116,908)   (1,821,566)   (3,740,304)
        Inventories...........................................    (112,597)   (1,362,514)   (1,018,647)
        Prepaid expenses and other current assets.............     (80,757)     (117,465)     (283,912)
        Other assets..........................................          --      (195,738)      (35,049)
        Accounts payable......................................     168,479        52,402     1,608,707
        Accrued liabilities...................................     219,056     1,185,986     2,123,101
                                                               -----------  ------------  ------------
          Net cash used for operating activities..............  (4,919,088)  (18,292,208)  (12,987,542)
                                                               -----------  ------------  ------------
Cash flows from investing activities:
   Acquisition of property and equipment......................    (347,531)   (2,740,942)   (1,629,035)
   Proceeds from disposal of property and equipment...........          --        42,340            --
   Purchase of investments....................................  (5,573,760)  (21,471,604)           --
   Maturities and sales of investments........................   4,375,000    23,370,921            --
                                                               -----------  ------------  ------------
          Net cash used for investing activities..............  (1,546,291)     (799,285)   (1,629,035)
                                                               -----------  ------------  ------------
Cash flows from financing activities:
   Proceeds from issuance of common stock.....................      13,000            --            --
   Repurchase of common stock.................................          --            --       (24,609)
   Proceeds from issuance of convertible preferred stock, net.  22,410,638     3,868,034            --
   Proceeds from exercise of stock options....................       6,573       201,652       165,723
   Proceeds from notes payable................................      35,160            --    12,000,000
   Issuance of related party note receivable..................          --            --    (2,888,610)
   Repayment of notes payable.................................    (119,726)      (83,252)     (144,364)
                                                               -----------  ------------  ------------
          Net cash provided by financing activities...........  22,345,645     3,986,434     9,108,140
                                                               -----------  ------------  ------------
Effect of foreign exchange rates on cash......................          --            --       (37,328)
                                                               -----------  ------------  ------------
Net increase (decrease) in cash and cash equivalents..........  15,880,266   (15,105,059)   (5,545,765)
Cash and cash equivalents at beginning of year................   8,122,540    24,002,806     8,897,747
                                                               -----------  ------------  ------------
Cash and cash equivalents at end of year...................... $24,002,806  $  8,897,747  $  3,351,982
                                                               ===========  ============  ============
Supplementary disclosure of noncash financing activities:
   Deferred stock-based compensation.......................... $   797,700  $  7,366,901  $ 14,457,358
                                                               ===========  ============  ============
   Issuance of warrants in connection with a facility lease... $        --  $     51,475  $         --
                                                               ===========  ============  ============
Supplemental disclosure of cash flow information:
   Cash paid during period for interest....................... $    46,498  $     34,239  $     28,936
                                                               ===========  ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                                  KYPHON INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  FORMATION AND BUSINESS OF THE COMPANY

Kyphon Inc. (the "Company") was incorporated in the state of Delaware on January 10, 1994 and commenced operations in September 1996. The Company develops innovative devices using its proprietary balloon technology for orthopedic applications. The Company's first commercial products are primarily used during the treatment of spine fractures caused by osteoporosis.

The Company has to date been dependent on external financing to fund operations and has an accumulated deficit of $44,692,564 as of December 31, 2001. The Company may require additional financing in the future. There can be no assurance that the Company will be able to obtain additional debt or equity financing, if and when needed, on terms acceptable to the Company. Any additional equity or debt financing may involve substantial dilution to the Company's stockholders, restrictive covenants or high interest costs. The failure to raise needed funds on sufficiently favorable terms could have a material adverse effect on the Company's business, operating results and financial condition.

The Company's long-term liquidity also depends upon the Company's ability to increase revenues from the sale of its products and to achieve profitability, and upon its ability to develop and market new products and obtain sufficient manufacturing capacity. The failure to achieve these goals could have a material adverse effect on the Company's business, operating results and financial condition.

These financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained operating losses and expects these losses to continue through at least 2002. The Company believes its cash and cash equivalents balances as of December 31, 2001, cash generated from operations and proceeds available under the convertible promissory note agreement (see Note 5) will be sufficient to meet the Company's capital and operating requirements through December 31, 2002.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation and Foreign Currency Translation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

The Company's international subsidiaries use the local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenue and expense accounts at average exchange rates during the period. Resulting translation adjustments are recorded directly to a separate component of stockholders' equity (deficit).

Unaudited Pro Forma Stockholders' Equity

If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into 26,291,288 shares of common stock based on the shares of convertible preferred stock outstanding at December 31, 2001. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheet.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of

                                  KYPHON INC.

assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period The Company made significant estimates in the determination of the fair value of common stock, which affect the stock-based compensation for employees and non-employees (see Note 8). Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include money market and deposit accounts.

Available-for-Sale Securities

All investments are classified as available-for-sale and therefore are carried at fair market value. Unrealized gains and losses on such securities are reported as a separate component of stockholders' equity (deficit). Realized gains and losses on sale of all such securities are reported in earnings and computed using the specific identification cost method.

Inventories

Inventories are stated at the lower of cost (principally standard cost, which approximates actual cost on a first-in, first-out basis) or market value.

Depreciation and Amortization

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally one to five years. Amortization of leasehold improvements is provided on a straight-line basis over the life of the related asset or the lease term, if shorter. Upon sale or retirement of assets, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in other expense.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset.

Concentrations of Credit Risk and Other Risks and Uncertainties

The Company's cash and cash equivalents are deposited with one major financial institution in the United States of America. Deposits in this institution may exceed the amount of insurance provided on such deposits.

For financial instruments consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the Company's financial statements, the carrying amounts approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of notes payable and long-term debt approximates fair value. Estimated fair values for

                                  KYPHON INC.

marketable securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.

The Company's accounts receivable are derived from net sales earned from customers located in the United States of America and Europe. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

Net sales from three customers accounted for 23%, 18% and 15% of total net sales for the year ended December 31, 1999. No customers accounted for more than 10% of total net sales for the years ended December 31, 2000 and 2001. No customers accounted for more than 10% of total accounts receivable at December 31, 2000 and 2001.

Some of the Company's products require clearance or approval from the United States Food and Drug Administration ("FDA") prior to the commencement of commercialized sales. In July 1998, the Company received initial FDA clearance for its KyphX(TM) Inflatable Bone Tamp. In February 2001, the Company received an additional 510(k) clearance that clarified that the KyphX(TM) Inflatable Bone Tamp is intended for use in the spine, hand, tibia, radius and calcaneus. Internationally, the Company received CE Mark approval to market its products from the European regulatory agency in April 2000. The Company cannot be assured that future products will receive the necessary approvals or clearances. If the Company is denied approval or clearance or if approval or clearance is delayed, this may have a material adverse impact on the Company.

The Company is subject to risks common to companies in the medical device industry including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability and the need to obtain additional financing.

Revenue Recognition

Revenue from net product sales is recognized upon receipt of a valid purchase order, shipment of the products to customers and when collection of the receivables is deemed probable.

Research and Development

Research and development expenses are charged to operations as incurred.

Advertising Costs

Advertising costs, included in sales and marketing expenses, are expensed as incurred. No advertising costs were incurred in 1999. Advertising costs were $423,504 and $918,906 for the years ended December 31, 2000 and 2001, respectively.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

                                  KYPHON INC.

Segments

The Company operates in one segment, using one measurement of profitability to manage its business. As of December 31, 2000 and 2001, 100% and 96%, respectively, of all long-lived assets were maintained in the United States of America. For the years ended December 31, 1999, 2000 and 2001, 100%, 98% and 98%, respectively, of net sales were generated in the United States of America.

Accounting for Stock-Based Compensation

The Company uses the intrinsic value method of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25," in accounting for its employee stock options, and presents disclosure of pro forma information required under SFAS No. 123, "Accounting for Stock-Based Compensation."

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," which require that these equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest.

Comprehensive Income (Loss)

Comprehensive income (loss) generally represents all changes in stockholders' equity (deficit) except those resulting from investments or contributions by stockholders. The Company's unrealized gains on available-for-sale securities and cumulative translation adjustment represent the components of comprehensive loss that are excluded from the net loss and are not significant. Therefore no separate statement of comprehensive income (loss) has been presented.

Net Loss per Common Share

Basic net loss per share is computed by dividing net loss by the weighted-average number of vested common shares outstanding for the period. Diluted net loss per share is computed giving effect to all potential dilutive common stock, including options, warrants, convertible promissory notes and convertible preferred stock. Options, common stock subject to a right of repurchase, warrants, convertible promissory notes and convertible preferred stock were not included in the computation of diluted net loss per share for the Company because the effect would be antidilutive.

                                  KYPHON INC.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per common share follows:

                                                                               Years Ended December 31,
                                                                       ---------------------------------------
                                                                          1999          2000          2001
                                                                       -----------  ------------  ------------
Numerator:
   Net loss........................................................... $(5,171,172) $(17,702,215) $(17,813,699)
                                                                       ===========  ============  ============
Denominator:
   Weighted-average common stock outstanding..........................   1,665,333     2,097,245     2,259,225
   Less: weighted-average shares subject to repurchase................  (1,266,183)     (958,698)     (292,397)
                                                                       -----------  ------------  ------------
Weighted-average shares used in computing basic and diluted net loss
  per common share....................................................     399,150     1,138,547     1,966,828
                                                                       ===========  ============  ============

The following outstanding options, common stock subject to a right of repurchase, convertible promissory notes (see Note 5), convertible preferred stock and warrants were excluded from the computation of diluted net loss per common share, as they had an antidilutive effect:

                                                            December 31,
                                                  --------------------------------
                                                     1999       2000       2001
                                                  ---------- ---------- ----------
Options to purchase common stock.................  2,011,583  5,014,650  7,326,218
Common stock subject to a right of repurchase....    947,917    822,917    112,500
Convertible preferred stock...................... 25,039,499 26,291,288 26,291,288
Warrants.........................................     18,360     43,360     43,360

Recent Accounting Pronouncements

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company, to date, has not engaged in derivative and hedging activities, and therefore, the adoption had no impact on the Company's financial statements.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," which establishes financial accounting and reporting for business combinations and supersedes APB Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." SFAS No. 141 requires that all business combinations be accounted for using one method, the purchase method. The provisions apply to all business combinations initiated after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Asset," which establishes financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, "Intangible Assets." SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition, and after they have been initially recognized in the financial statements. The

                                  KYPHON INC.

provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 142 during the first quarter of fiscal 2002, and the adoption of SFAS No. 142 is expected to have no material impact on financial reporting and related disclosures of the Company.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for the Company beginning fiscal 2003. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, with the associated asset retirement costs capitalized as part of the carrying amount of the long-lived asset. The Company does not expect the adoption of SFAS No. 143 to have a material impact on the Company's financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal periods. SFAS No. 144 supersedes FASB Statement No. 121 and parts of APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions Relating to Extraordinary Items," however, SFAS No. 144 retains the requirement of APB Opinion No. 30 to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of (by sale, by abandonment, or in a distribution to owners) or is classified as held for sale. SFAS No. 144 addresses financial accounting and reporting for the impairment of certain long-lived assets and for long-lived assets to be disposed of. The Company does not expect the adoption of SFAS No. 144 to have a material impact on the Company's financial position and results of operations.

3.  BALANCE SHEET COMPONENTS

Inventories

                                                             December 31,
                                                         ---------------------
                                                            2000       2001
                                                         ---------- ----------
  Raw materials......................................... $  477,541 $  585,433
  Work-in-process.......................................    203,019    431,408
  Finished goods........................................    703,305  1,376,383
                                                         ---------- ----------
                                                         $1,383,865 $2,393,224
                                                         ========== ==========

Property and Equipment

                                                             December 31,
                                                       -----------------------
                                                          2000        2001
                                                       ----------  -----------
Furniture and fixtures................................ $  649,481  $   778,449
Computer software and hardware........................    829,195    1,543,396
Laboratory and manufacturing equipment................  1,284,539    1,544,242
Leasehold improvements................................    523,467      553,849
                                                       ----------  -----------
                                                        3,286,682    4,419,936
Less: Accumulated depreciation and amortization.......   (867,310)  (1,565,663)
Plus: Construction-in-progress........................     70,401      289,289
                                                       ----------  -----------
                                                       $2,489,773  $ 3,143,562
                                                       ==========  ===========

                                  KYPHON INC.

Accrued Liabilities

                                                             December 31,
                                                         ---------------------
                                                            2000       2001
                                                         ---------- ----------
  Accrued compensation and related expenses............. $  596,505 $1,885,298
  Accrual for clinical studies..........................    366,384    122,441
  Accrued legal, accounting, and professional fees......    150,190    191,651
  Accrued professional training course expenses.........     62,100    338,270
  Accrued travel and entertainment expenses.............    129,881    327,747
  Accrued interest on convertible promissory notes......         --    335,484
  Deferred rent.........................................     62,100    113,850
  Accrued other.........................................    280,697    456,217
                                                         ---------- ----------
                                                         $1,647,857 $3,770,958
                                                         ========== ==========

4.  NOTES PAYABLE

In February 1997, the Company entered into an equipment financing line with a financial institution that provided for borrowings up to $150,000. Prior to the line's expiration on February 28, 1998, the Company had drawn down a total of $145,923, which was collateralized by the related property and equipment. The notes were repayable in 42 monthly payments and a final lump sum. All payments comprised both principal and interest. Interest rates on principal ranged from 12.54% to 12.84%. The repayment began on May 1, 1997 with the last lump sum payment made on June 1, 2001.

In August 1998, the Company entered into an equipment financing line that provided for borrowings up to $500,000 and that expired in July 1999. Prior to the line's expiration, the Company had drawn down $395,925, which is collateralized by the related property and equipment. The notes are repayable in 48 monthly payments. All payments comprise both principal and interest. Interest rates on principal range from 11.77% to 12.14%. The repayment began on September 1, 1998 and will end on June 1, 2003.

Annual maturities of the notes payable are as follows:

        Year Ending December 31,
           2002............................................... $116,194
           2003...............................................   43,192
                                                               --------
                                                               $159,386
                                                               ========

In connection with the equipment financing lines, warrants to purchase 9,728 and 8,632 shares of the Company's Series B and Series C convertible preferred stock, respectively, have been issued (see Note 7).

5.  CONVERTIBLE PROMISSORY NOTES

In June 2001, the Company entered into a loan agreement that provides for the issuance of convertible promissory notes, with an aggregate principal amount of up to $16,000,000, with certain holders of the Company's convertible preferred stock and an entity of which a member of the Company's Board of Directors is President and a Managing Member. The convertible promissory notes bear interest at 10.0% per annum. The principal and the accrued interest thereon shall either be repaid or converted in accordance with the following:

     . Upon the effective date of an initial public offering of the Company's common stock, at the Company's discretion, the Company may either repay the convertible promissory notes in full or

                                  KYPHON INC.

          convert the principal and accrued interest thereon into common stock at a price per share equal to the initial public offering price per share;

     . If prior to an initial public offering, the Company completes an equity financing with gross proceeds of at least $10,000,000 (excluding conversion of the promissory notes), the principal and accrued interest thereon will convert into shares of the Company's capital stock currently being issued at a price per share equal to the price per share being offered in the equity financing; or

     . In the event that the Company has not completed an initial public offering or an equity financing prior to March 31, 2002, the principal and accrued interest thereon shall automatically convert into shares of preferred stock at a conversion price equal to $3.50 per share.

Pursuant to the terms of the loan agreement, the holders of the convertible promissory notes will receive warrants to purchase shares of common stock or preferred stock, in accordance with the following:

     . In conjunction with an initial public offering, if the Company elects to repay the convertible promissory notes, a warrant to purchase up to the number of shares of common stock equal to 10% of the total principal and accrued interest thereon divided by the initial public offering price;

     . In conjunction with an initial public offering, if the Company elects to convert the convertible promissory notes, a warrant to purchase up to the number of shares of common stock equal to 40% of the total principal and accrued interest thereon divided by the initial public offering price less $0.01;

     . In conjunction with the completion of an equity financing with gross proceeds of at least of $10.0 million (excluding conversion of the promissory notes), prior to an initial public offering, a warrant to purchase up to the number of shares of common stock equal to 20% of the total principal and accrued interest thereon divided by the price per share paid by the investors in the equity financing less $0.01; or

     . If the convertible promissory notes are automatically converted into preferred stock on April 1, 2002, a warrant to purchase up to the number of shares of preferred stock equal to 20% of the total principal and accrued interest thereon divided by $3.49.

In each case, the warrants to be issued will have an exercise price of $0.01 per share and will expire in June 2008. As of December 31, 2001, the Company had issued a total of $12,000,000 in convertible promissory notes. In February 2002, the Company issued an additional $2,000,000 of convertible promissory notes and amended the loan agreement to increase the aggregate principal amount of convertible promissory notes issuable to $20,000,000 and to extend the maturity and automatic conversion date to June 30, 2002. All other non-related terms remained unchanged.

6.  COMMITMENTS AND CONTINGENCIES

Facility Lease

The Company leases office space under non-cancellable operating leases expiring in March 2005. In addition, warrants to purchase 25,000 shares of Series E convertible preferred stock at an exercise price of $3.09 per share were issued to the lessor in conjunction with the lease (see Note 7).

                                  KYPHON INC.

Future minimum facility lease payments are as follows:

                      Years Ending December 31,
                         2002.................. $1,075,950
                         2003..................  1,117,350
                         2004..................  1,158,750
                         2005..................    292,275
                                                ----------
                                                $3,644,325
                                                ==========

Under the terms of the lease agreement, the Company is liable for the cost of restoring unapproved changes or improvements to the facility unless the changes or improvements are approved by lessor. The lease is secured by a $280,275 security deposit, which is included in other assets.

Rent expense for the years ended December 31, 1999, 2000 and 2001 was approximately $181,400, $933,300 and $1,073,700, respectively.

Litigation

In November 1999, the Company commenced a declaratory action in the Superior Court of the State of California in and for the County of Santa Clara against Sulzer Spine-Tech, Inc. ("Spine-Tech"). The action asserts that the Company's hiring of certain Spine-Tech employees did not constitute a tortious interference of the employment agreements between Spine-Tech and those employees, and that the Company's actions did not otherwise constitute an unfair competition or illegal misappropriation of trade secrets.

In January 2000, Spine-Tech filed a complaint that named the Company and 15 of its employees as defendants in the District Court of the State of Minnesota in and for the County of Hennepin. The complaint alleged that the Company's hiring of certain Spine-Tech employees constituted a tortious interference of the employment agreements of the 15 employees, misappropriation of trade secrets, unfair competition and unjust enrichments, breach of contract and defamation. In June 2000, the Company and Spine-Tech settled all outstanding litigation. Under the terms of the settlement agreement, the parties each agreed to pay their own legal expenses and the Company agreed not to hire any additional Spine-Tech employees until February 9, 2001.

In April 2000, a former employee filed a complaint against the Company in the Superior Court of California for wrongful termination. In September 2000, this action was stayed by court order and the dispute was ordered to binding arbitration in accordance with arbitration provisions contained in the former employee's employment agreement. As of December 31, 2001, this arbitration was still pending. The Company believes that the complaint is without merit and the outcome will not have a material effect on the Company's financial position, results of operations or cash flows. No provision for any liability that may result upon the resolution of this matter has been made in the accompanying financial statements.

From time to time, the Company may become involved in litigation relating to additional claims arising from the ordinary course of business.

Management does not believe the final disposition of these matters will have a material adverse affect on the financial position, results of operations or cash flows of the Company.

                                  KYPHON INC.

7.  CONVERTIBLE PREFERRED STOCK

Under the Company's Amended and Restated Certificate of Incorporation, as amended, the Company's convertible preferred stock is issuable in series and the Company's Board of Directors is authorized to determine the rights, preferences and terms of each series.

As of December 31, 1999, the convertible preferred stock comprises:

                                                    Noncumulative
                          Shares    Proceeds Net of    Annual     Liquidation Conversion
               Shares   Issued and  Issuance Costs    Dividends   Preference  Value/Price
Series       Designated Outstanding and Repurchases   Per Share    Per Share   Per Share
------       ---------- ----------- --------------- ------------- ----------- -----------
Series A....  3,065,000  3,065,000    $  (208,683)     $0.028       $ 0.35      $ 0.35
Series B....  3,466,872  3,457,144      1,191,780      $0.028       $ 0.35      $ 0.35
Series C....  4,772,654  4,764,023      2,523,369      $0.042       $0.525      $0.525
Series D....  6,633,590  6,633,590      8,675,618      $0.105       $ 1.31      $ 1.31
Series E....  7,500,000  7,119,742     21,973,946      $0.247       $ 3.09      $ 3.09
             ---------- ----------    -----------
             25,438,116 25,039,499    $34,156,030
             ========== ==========    ===========

As of December 31, 2000 and 2001, the convertible preferred stock comprises:

                                                    Noncumulative
                          Shares    Proceeds Net of    Annual     Liquidation Conversion
               Shares   Issued and  Issuance Costs    Dividends   Preference  Value/Price
Series       Designated Outstanding and Repurchases   Per Share    Per Share   Per Share
------       ---------- ----------- --------------- ------------- ----------- -----------
Series A....  3,065,000  3,065,000    $  (208,683)     $0.028       $ 0.35      $ 0.35
Series B....  3,466,872  3,457,144      1,191,780      $0.028       $ 0.35      $ 0.35
Series C....  4,772,654  4,764,023      2,523,369      $0.042       $0.525      $0.525
Series D....  6,633,590  6,633,590      8,675,618      $0.105       $ 1.31      $ 1.31
Series E....  8,500,000  8,371,531     25,841,980      $0.247       $ 3.09      $ 3.09
             ---------- ----------    -----------
             26,438,116 26,291,288    $38,024,064
             ========== ==========    ===========

Dividends

The holders of convertible preferred stock are entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on the common stock of the Company, at the rate stated above. Dividends are payable when, as and if, declared by the Board of Directors, and are not cumulative. As of December 31, 2001, no dividends had been declared.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series B, Series C, Series D and Series E convertible preferred stock are entitled to receive, prior and in preference to any distribution of any assets of the Company to the holders of common stock and Series A convertible preferred stock, by reason of their ownership, an amount equal to the rates as shown in the table above (as adjusted for any stock dividends, combinations or splits), plus any declared but unpaid dividends on such shares.

After the payment of the preferential amount to the holders of Series B, Series C, Series D and Series E convertible preferred stock, the holders of Series A convertible preferred stock shall be entitled to receive,

                                  KYPHON INC.

prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership, an amount per share equal to $0.35 for each outstanding share of Series A convertible preferred stock plus any declared but unpaid dividends on such shares. After the distributions to the holders of the convertible preferred stock have been made, the remaining assets of the Company available for distribution to stockholders shall be distributed pro rata among the holders of common stock.

Mergers

A merger, reorganization or sale of all or substantially all of the assets of the Company in which the stockholders of the Company immediately prior to the transaction possess less than 50% of the voting power of the surviving entity (or its parent) immediately after the transaction, shall be deemed to be a liquidation, dissolution or winding up.

Voting

The holder of each share of convertible preferred stock is entitled to the number of votes equal to the number of whole shares of common stock into which each share could be converted on the record date for the vote or consent of stockholders, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of holders of common stock.

Notwithstanding the foregoing, the holders of Series B, Series C, Series D and Series E convertible preferred stock, voting together as a single class, are entitled to elect three directors of the Company. The holders of Series A convertible preferred stock and holders of common stock, voting together as a single class, are entitled to elect two directors of the Company, and the holders of common stock and convertible preferred stock, voting together as a single class, are entitled to elect two directors of the Company.

Conversion

Each outstanding share of convertible preferred stock, at the option of the holder, is convertible into the number of fully paid and non assessable shares of common stock that results from dividing the conversion price per share in effect for the convertible preferred stock at the time of conversion into the per share conversion value of such shares. The conversion price per share and the per share conversion value of the convertible preferred stock is stated above. The conversion price of the convertible preferred stock is subject to adjustment from time to time. The number of shares into which a share of preferred stock is convertible is referred to as the conversion rate of such series. At December 31, 2001, the Company had reserved 26,291,288 shares of common stock in the event of conversion. Conversion is automatic at the effective conversion rate immediately upon the closing of a firm commitment underwritten public offering, pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock in which (i) the public offering price equals or exceeds $3.09 per share (adjusted to reflect subsequent stock dividends, stock splits or recapitalization) and (ii) the aggregate proceeds raised exceed $15,000,000.

Alternatively, once less than 500,000 shares of Series B, Series C, Series D and Series E convertible preferred stock is outstanding, each share of Series A convertible preferred stock will automatically convert to common stock.

Warrants

In connection with equipment financing arrangements, in April 1997 and August 1998, the Company issued warrants to purchase 9,728 and 8,632 shares of its Series B and Series C convertible preferred stock, respectively.

                                  KYPHON INC.

The Series B and Series C convertible preferred stock warrants have exercise prices of $0.35 and $0.92 per share, respectively, and are exercisable at any time. The Series B convertible preferred stock warrants expire in April 2003 or upon the effective date of a merger or acquisition, as defined in the warrants, of the Company, whichever is earlier. The Series C convertible preferred stock warrants expire in August 2004, upon the effective date of a merger or acquisition, as defined in the warrants, or upon the closing date of the Company's initial public offering, whichever is earlier. The fair value of these warrants, determined using the Black-Scholes pricing model, was not material.

In connection with the execution of a facility lease, in February 2000 the Company issued warrants to purchase a total of 25,000 shares of its Series E convertible preferred stock. The warrant has an exercise price of $3.09 per share. The warrants are exercisable at any time and expire in February 2005 or upon the effective date of the Company's initial public offering, whichever is earlier. The fair value of these warrants is $51,475, determined using the Black-Scholes pricing model, has been charged to additional paid-in capital and is being amortized to rent expense over the life of the lease.

8.  STOCKHOLDERS' DEFICIT

Common Stock

Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding. No dividends have been declared or paid as of December 31, 2001.

The Company issued shares of its common stock to certain employees under stock purchase agreements, some of which contain repurchase provisions in the event of termination of employment. The shares are generally released from repurchase provisions ratably over four years. Included in common stock as of December 31, 2001 are 112,500 shares subject to the Company's right of repurchase.

Stock Option Plan

The Company has reserved shares of common stock for issuance under the 1996 Stock Incentive Plan (the "Plan"). Under the Plan, the Board of Directors may issue incentive stock options to employees and nonstatutory stock options to consultants or employees of the Company. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and exercise price (which cannot be less than the estimated fair market value at date of grant for incentive stock options or 85% of estimated fair market value for nonqualified stock options). If an employee owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of estimated fair market value, as determined by the Board of Directors. The options are exercisable at times and increments as specified by the Board of Directors, and generally expire ten years from date of grant.

                                  KYPHON INC.

Activity under the Plan is as follows:

                                                        Options Outstanding          Weighted
                                    Shares     ------------------------------------  Average
                                   Available   Number of                 Aggregate   Exercise
                                   for Grant    Shares    Exercise Price   Price      Price
                                   ----------  ---------  -------------- ----------  --------
Balances, January 1, 1999.........    290,917    694,500   $0.035-$0.13  $   32,916   $0.047
   Additional shares reserved.....  2,000,000         --        --               --       --
   Options granted................ (1,517,500) 1,517,500   $0.13-$0.31      203,935   $0.134
   Options exercised..............         --   (151,043) $0.035-$0.0525     (6,573)  $0.044
   Options cancelled..............     49,374    (49,374)  $0.035-$0.13      (2,731)  $0.055
                                   ----------  ---------                 ----------
Balances, December 31, 1999.......    822,791  2,011,583   $0.035-$0.31     227,547   $0.113
   Additional shares reserved.....  4,000,000         --        --               --       --
   Options granted................ (4,056,000) 4,056,000   $0.31-$1.00    3,450,410   $0.851
   Options exercised..............         --   (582,350)  $0.035-$1.00    (201,652)  $0.346
   Options cancelled..............    470,583   (470,583) $0.0525-$1.00    (179,189)  $0.381
                                   ----------  ---------                 ----------
Balances, December 31, 2000.......  1,237,374  5,014,650   $0.035-$1.00   3,297,116   $0.657
   Additional shares reserved.....  2,500,000         --        --               --       --
   Options granted................ (3,630,033) 3,630,033      $1.00       3,630,033   $1.000
   Options exercised..............         --   (460,456)  $0.035-$1.00    (165,723)  $0.360
   Options cancelled..............    858,009   (858,009) $0.0525-$1.00    (647,263)  $0.754
                                   ----------  ---------                 ----------
Balances, December 31, 2001.......    965,350  7,326,218   $0.035-$1.00  $6,114,163   $0.835
                                   ==========  =========                 ==========

The options outstanding and exercisable by exercise price at December 31, 2001 are as follows:

                        Options Outstanding
           ---------------------------------------------
                                             Weighted
                                              Average
                                             Remaining
                                 Number     Contractual    Options
              ExercisePrice    Outstanding Life in Years Exercisable
              -------------    ----------- ------------- -----------
                        $0.035     20,000      5.57          20,000
                       $0.0525    136,459      6.64         135,959
                         $0.13    766,893      7.73         359,678
                         $0.31    374,687      8.10         150,628
                         $0.77    598,823      8.24         268,149
                         $1.00  5,429,356      9.24       1,310,715
                                ---------                 ---------
                                7,326,218                 2,245,129
                                =========                 =========

Stock-Based Compensation

The Company has adopted the disclosure-only provisions of SFAS No. 123. The Company calculated the fair value of each option on the date of grant using the minimum value method as prescribed by SFAS No. 123 with the following assumptions:

                                           Years Ended December 31,
                                 --------------------------------------------
                                      1999           2000           2001
                                 -------------- -------------- --------------
   Risk-free interest rate...... 4.64% to 6.20% 5.03% to 6.78% 4.30% to 5.43%
   Expected life (in years).....       4              4              4
   Dividend yield...............       --             --             --

                                  KYPHON INC.

As the determination of fair value of all options granted after such time the Company becomes a public company will include an expected volatility factor in addition to the factors described in the preceding table, the following results may not be representative of future periods.

Had compensation costs been determined based upon the fair value at the grant date, consistent with the methodology prescribed under SFAS No. 123, the Company's pro forma net loss under SFAS No. 123 would have been as follows:

                                                          Years Ended December 31,
                                                  ---------------------------------------
                                                     1999          2000          2001
                                                  -----------  ------------  ------------
Net loss
   As reported................................... $(5,171,172) $(17,702,215) $(17,813,699)
   Pro forma..................................... $(5,174,578) $(17,771,859) $(18,015,178)
Net loss per common share, basic and diluted
   As reported................................... $    (12.96) $     (15.55) $      (9.06)
   Pro forma..................................... $    (12.96) $     (15.61) $      (9.16)

The weighted-average grant date fair value per share of options granted during the years ended December 31, 1999, 2000 and 2001 was $0.104, $0.655 and $0.824,
respectively.

Deferred Stock-Based Compensation

The Company has issued options to certain employees under the Plan with exercise prices below the deemed fair market value of the Company's common stock at the date of grant. In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock options and the deemed fair market value of the Company's stock at the date of grant. This deferred stock-based compensation is amortized to expense on a straight line basis, over the period during which the Company's right to repurchase the stock lapses or the options become exercisable, generally four years. In the years ended December 31, 1999, 2000 and 2001, the Company had recorded deferred stock-based compensation related to these options in the amounts of $797,700, $7,091,103 and $11,843,609, net of cancellations, of which $29,684, $1,158,966 and $2,988,060 had been amortized to expense during 1999, 2000 and 2001, respectively.

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The Company believes that the fair value of the stock options is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                          Years Ended December 31,
                                 -------------------------------------------
                                      1999          2000           2001
                                 -------------- ------------- --------------
   Risk-free interest rate...... 5.63% to 6.20% 5.12%to 6.03% 4.60% to 5.27%
   Expected life (in years).....       10            10             10
   Dividend yield...............       --            --             --
   Expected volatility..........      76%            76%           76%

The stock-based compensation expense will fluctuate as the deemed fair market value of the common stock fluctuates. In connection with the grant of stock options to non-employees, the Company recorded deferred stock-based compensation of $275,798 and $2,613,749 and related amortization expenses of $194,780 and

                                  KYPHON INC.

$2,168,237 in 2000 and 2001, respectively. Deferred stock-based compensation and related amortization expenses for 1999 were not material.

9.  UNAUDITED PRO FORMA NET LOSS PER COMMON SHARE

Pro forma basic and diluted net loss per share have been computed to give effect to convertible preferred stock that will convert to common stock upon the closing of the Company's initial public offering (using the as-converted method) for the year ended December 31, 2001. A reconciliation of the numerator and denominator used in the calculation of pro forma basic and diluted net loss per common share follows:

                                                                                           Year Ended
                                                                                          December 31,
                                                                                              2001
                                                                                          ------------
                                                                                          (unaudited)
Pro forma net loss per common share, basic and diluted:
    Net loss............................................................................. $(17,813,699)
                                                                                          ============
Weighted-average shares used in computing net loss per common share, basic and
  diluted................................................................................    1,966,828
Adjustments to reflect the effect of the assumed conversion of the preferred stock from
  the date of issuance...................................................................   26,291,288
                                                                                          ------------
Weighted-average shares used in computing pro forma net loss per common share,
  basic and diluted......................................................................   28,258,116
                                                                                          ============
Pro forma net loss per common share, basic and diluted................................... $      (0.63)
                                                                                          ============

10.  EMPLOYEE BENEFIT PLAN

The Company maintains a Section 401(k) Plan. The 401(k) Plan provides participating employees with an opportunity to accumulate funds for retirement and hardship. Eligible participants may contribute up to 20% of their eligible earnings to the Plan Trust. The Company does not make contributions to the plan.

11.  RELATED PARTY TRANSACTIONS

In August 1996, the Company entered into two consulting agreements with consultants who are stockholders of the Company, one of which was formerly a member of the Board of Directors. Amounts paid for services for the years ended December 31, 1999, 2000 and 2001 were and $147,667, $243,943 and $216,000, respectively.

In October 2001, the Company entered into an agreement to loan $2,888,610 to the President and Chief Executive Officer for the purchase of a primary residence. The note is non-interest bearing and is secured by a deed of trust in the related primary residence. $388,610 of the note's balance is due within one year and has been classified as a current asset. $625,000 of the remaining advance is payable beginning on the sixth year anniversary of the note and on each subsequent anniversary thereafter, or $625,000 of the remaining advance is payable beginning on the first year anniversary of the effective date of an initial public offering of the Company's common stock and on each subsequent anniversary thereafter upon the attainment of specified valuation criteria, or upon the occurrence of certain defined maturity events, such as default and termination, whichever is earlier. $2,500,000 of the note balance has been classified as a long term receivable, net of a discount of $986,705, which was imputed using an interest rate of 6.75%. As of December 31, 2001, $25,681 of the discount was amortized to interest income.

                                  KYPHON INC.

12.  INCOME TAXES

At December 31, 2001, the Company had approximately $32.0 million and $16.6 million in Federal and California net operating loss carryforwards, respectively, which will expire through the year 2021, if unused. Additionally, the Company had research and development tax credits of approximately $565,000, which will expire through the year 2021 if unused. The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has had a change in ownership, utilization of the carryforwards could be restricted.

The Company also has approximately $2.2 million of net operating losses in Belgium, which can be carried forward indefinitely, absent any changes in control.

Temporary differences and carryforwards that gave rise to significant portions of deferred tax assets are as follows:

                                                          December 31,
                                                   --------------------------
                                                       2000          2001
                                                   ------------  ------------
 Net operating loss carryforwards................. $  8,026,000  $ 12,599,000
 Research and development credit carryforwards....      516,000       964,000
 Capitalized research and development costs.......      914,000       890,000
 Capitalized start-up costs.......................        4,000            --
 Other accruals and reserves not currently
   deductible for tax purposes....................      715,000       796,000
                                                   ------------  ------------
                                                     10,175,000    15,249,000
 Less: Valuation allowance........................  (10,175,000)  (15,249,000)
                                                   ------------  ------------
    Total deferred tax assets..................... $         --  $         --
                                                   ============  ============

The Company has established a full valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

                                        Shares

                                  KYPHON INC.

                                 Common Stock

                                  [LOGO] KYPHON

                             ---------------------
                                  PROSPECTUS
                             ---------------------

Until         , 2002, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                          U.S. Bancorp Piper Jaffray

                        Banc of America Securities LLC

                           Bear, Stearns & Co. Inc.

                                         , 2002

                                    PART II

                    Information Not Required In Prospectus

ITEM 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered hereby. All amounts are estimates except the SEC registration fee and the NASD filing fee.

                                                              Amount
                                                            to be Paid
                                                            ----------
          SEC registration fee............................. $    7,935
          NASD filing fee..................................      9,125
          Nasdaq National Market listing fee...............    100,000
          Blue sky fees and expenses.......................     10,000
          Printing and Engraving expenses..................    250,000
          Legal fees and expenses..........................    350,000
          Accounting fees and expenses.....................    250,000
          Transfer agent and registrar fees................      5,000
          Miscellaneous....................................    117,940
                                                            ----------
             Total......................................... $1,100,000
                                                            ==========

ITEM 14.  Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Article VII of the Registrant's Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Article VI of the Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant will enter into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The form of underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the Underwriters of the Registrant and its executive officers and directors, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, in connection with matters specifically provided in writing for inclusion in the Registration Statement.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also the undertakings set out in response to Item 17 herein.

Item 15.  Recent Sales of Unregistered Securities.

The Registrant has issued and sold the following securities:

      (1) From January 1, 1999 through January 31, 2002, 9,317,533 shares were granted under the Registrant's 1996 Stock Option Plan, 1,693,814 shares were exercised and 1,481,922 shares were cancelled and returned to the plan.

      (2) From January 1, 1999 through January 31, 2002, the Registrant sold an aggregate of 80,000 shares of common stock to three individuals and one trust pursuant to stock purchase agreements at a price per share of $0.13.

      (3) In March 1999, the Registrant issued and sold 52,910 shares of series C preferred stock, convertible into an aggregate of 52,910 shares of common stock, to one accredited individual investor at a purchase price per share of $0.525.

      (4) In December 1998 and January 1999, the Registrant issued and sold an aggregate of 6,633,590 shares of series D preferred stock, convertible into an aggregate of 6,633,590 shares of common stock, to ten accredited individual investors and two venture capital investors at a purchase price per share of $1.31.

      (5) In December 1999 and February 2000, the Registrant issued and sold an aggregate of 8,371,531 shares of series E preferred stock, convertible into an aggregate of 8,371,531 shares of common stock, to 19 accredited individual investors and three venture capital investors at a purchase price per share of $3.09.

      (6) In February 2000, the Registrant issued and sold to its landlord a warrant exercisable for an aggregate of 25,000 shares of series E preferred stock, convertible into an aggregate of 25,000 shares of common stock, at an exercise price per share of $3.09 in connection with its facility lease.

      (7) Between July 2001 and February 2002, the Registrant issued and sold convertible promissory notes with an aggregate principal amount of $14.0 million to five entities affiliated with the Registrant.

The sales of the above securities were deemed to be exempt from registration under the Securities Act with respect to items 2 through 7 above in reliance on
Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, and with respect to item 1 above in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates, promissory notes and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16.  Exhibits and Financial Statement Schedules.

(a) Exhibits.

Number   Description
------   -----------

  1.1*   Form of underwriting agreement.

  3.1    Amended and Restated Certificate of Incorporation of the Registrant and Certificate of Amendment
           of Certificate of Incorporation of the Registrant, both as currently in effect.

  3.2*   Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.

  3.3    Bylaws of the Registrant as currently in effect.

  3.4*   Bylaws of the Registrant to be effective upon closing of the offering.

  4.1    Specimen common stock certificate of the Registrant.

  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

 10.1*   Form of Indemnification Agreement for directors and executive officers.

 10.2    1996 Stock Option Plan, including form of option agreement.

 10.3*   2002 Stock Plan, including form of option agreement.

 10.4*   2002 Employee Stock Purchase Plan, including form of employee stock purchase plan subscription agreement.

 10.5*   2002 Director Option Plan, including form of option agreement.

 10.6    Amended and Restated Loan Agreement between the Registrant and certain investors dated
           November 20, 2001, including forms of Convertible Promissory Notes, form of Warrant to
           Purchase Shares of common stock issuable thereunder and schedule of notes issued.

 10.7    Amendment Agreement dated February 28, 2002 to Amended and Restated Loan Agreement
           between the Registrant and certain investors dated November 20, 2001.

 10.8    Lease dated January 27, 2000 for office space located at 1350 Bordeaux Drive, Sunnyvale, CA 94089 and Second Amendment to Lease dated November 29, 2001.

 10.9    Employment Agreement between the Registrant and Gary L. Grenter dated July 16, 2001.

10.10    Promissory Note Secured by Deed of Trust between the Registrant and Gary L. Grenter dated
           December 31, 2001.

10.11    Amended and Restated Stockholder Rights Agreement effective as of December 14, 1999, among the
           Registrant and certain stockholders of the Registrant.

 23.1    Consent of Independent Accountants.

 23.2*   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

 24.1    Power of Attorney (See page II-5).

-------------------------------
* Documents to be filed by amendment.

(b) Financial Statement Schedules

The following schedule is filed herewith:

    Schedule II -- Valuation and Qualifying Accounts

Other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  Undertakings.

The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the form of underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sunnyvale, State of California, on the 4th day of March 2002.

                                          Kyphon Inc.

                                                  /s/  GARY L. GRENTER
                                          By: _______________________________
                                                      Gary L. Grenter
                                               President and Chief Executive
                                                          Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary L. Grenter and Jeffrey L. Kaiser, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement filed herewith and any and all amendments to said Registration Statement (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 462 and otherwise), and file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          Signature                          Title                    Date
          ---------                          -----                    ----

    /s/  GARY L. GRENTER      President, Chief Executive Officer  March 4, 2002
-----------------------------   and Director (Principal Executive
       Gary L. Grenter          Officer)

   /s/  JEFFREY L. KAISER     Vice President, Finance and         March 4, 2002
-----------------------------   Administration and Chief
      Jeffrey L. Kaiser         Financial Officer (Principal
                                Financial and Accounting
                                Officer)

     /s/  STEPHEN CAMPE       Director                            March 4, 2002
-----------------------------
        Stephen Campe

    /s/  DOUGLAS W. KOHRS     Director                            March 4, 2002
-----------------------------
      Douglas W. Kohrs

   /s/  JACK W. LASERSOHN     Director                            March 4, 2002
-----------------------------
      Jack W. Lasersohn

/s/  KAREN D. TALMADGE, PH.D. Director                            March 4, 2002
-----------------------------
  Karen D. Talmadge, Ph.D.

             Signature                         Title                  Date
             ---------                         -----                  ----

       /s/  JAMES T. TREACE        Director                       March 4, 2002
 ---------------------------------
          James T. Treace

   /s/  ELIZABETH H. WEATHERMAN    Director                       March 4, 2002
 ---------------------------------
      Elizabeth H. Weatherman
 ---

                                                                    Schedule II

                                  KYPHON INC.

                       Valuation and Qualifying Accounts
             for the years ended December 31, 1999, 2000 and 2001



                                               Balance at Charged to            Balance
                                               Beginning  Costs and             at End
Description                                     of Year    Expenses  Deductions of Year
-----------                                    ---------- ---------- ---------- --------
Allowance for doubtful accounts receivable:
 Fiscal year ended 1999.......................  $     --        --         --   $     --
                                                ========   =======     ======   ========
 Fiscal year ended 2000.......................  $     --    80,000         --   $ 80,000
                                                ========   =======     ======   ========
 Fiscal year ended 2001.......................  $ 80,000    20,000         --   $100,000
                                                ========   =======     ======   ========
Allowance for excess and obsolete inventories:
 Fiscal year ended 1999.......................  $ 90,423     9,577         --   $100,000
                                                ========   =======     ======   ========
 Fiscal year ended 2000.......................  $100,000   128,502     46,833   $181,669
                                                ========   =======     ======   ========
 Fiscal year ended 2001.......................  $181,669    95,444     86,156   $190,957
                                                ========   =======     ======   ========

ITEM 16.  Exhibits and Financial Statement Schedules.

(a) Exhibits.

Number   Description
------   -----------

  1.1*   Form of underwriting agreement.

  3.1    Amended and Restated Certificate of Incorporation of the Registrant and Certificate of Amendment
           of Certificate of Incorporation of the Registrant, both as currently in effect.

  3.2*   Amended and Restated Certificate of Incorporation of the Registrant to be effective upon closing of the offering.

  3.3    Bylaws of the Registrant as currently in effect.

  3.4*   Bylaws of the Registrant to be effective upon closing of the offering.

  4.1    Specimen common stock certificate of the Registrant.

  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

 10.1*   Form of Indemnification Agreement for directors and executive officers.

 10.2    1996 Stock Option Plan, including form of option agreement.

 10.3*   2002 Stock Plan, including form of option agreement.

 10.4*   2002 Employee Stock Purchase Plan, including form of employee stock purchase plan subscription agreement.

 10.5*   2002 Director Option Plan, including form of option agreement.

 10.6    Amended and Restated Loan Agreement between the Registrant and certain investors dated
           November 20, 2001, including forms of Convertible Promissory Notes, form of Warrant to
           Purchase Shares of common stock issuable thereunder and schedule of notes issued.

 10.7    Amendment Agreement dated February 28, 2002 to Amended and Restated Loan Agreement
           between the Registrant and certain investors dated November 20, 2001.

 10.8    Lease dated January 27, 2000 for office space located at 1350 Bordeaux Drive, Sunnyvale, CA 94089 and Second Amendment to Lease dated November 29, 2001.

 10.9    Employment Agreement between the Registrant and Gary L. Grenter dated July 16, 2001.

10.10    Promissory Note Secured by Deed of Trust between the Registrant and Gary L. Grenter dated
           December 31, 2001.

10.11    Amended and Restated Stockholder Rights Agreement effective as of December 14, 1999, among the
           Registrant and certain stockholders of the Registrant.

 23.1    Consent of Independent Accountants.

 23.2*   Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (See Exhibit 5.1).

 24.1    Power of Attorney (See page II-5).

-------------------------------
* Documents to be filed by amendment.

(b) Financial Statement Schedules

The following schedule is filed herewith:

    Schedule II -- Valuation and Qualifying Accounts

Other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.